4/23

07022900

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Software AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 3 0 2007
THOMSON FINANCIAL

FILE NO. 82- 34914

FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/25/07

082-34914


SOFTWARE AG

Growth 2005

Annual Report 2005

Software AG Annual Report 2005

2005 results

- Sales increased by 6.5 percent to € 438.0 million
- License revenues climbed 15.2 percent to € 131.6 million
- Operating result (EBIT) rose 14.9 percent to € 96.4 million
- EBIT margin improves to 22.0 percent (2004: 20.4 percent)
- Share price increase of 73 percent

»Our success is the result of our clear focus on the Company's core competencies: modernizing business-critical systems and developing integration solutions. In addition, we have closed the gap between sales and R&D. Sales, Marketing and R&D are now working together as one.«

Karl-Heinz Streibich, Chief Executive Officer

Key figures

Key figures for the Group

€ millions	Dec. 31, 2005 IFRS	Dec. 31, 2004 IFRS	Dec. 31, 2003 IFRS	Dec. 31, 2003 HGB	Dec. 31, 2002 HGB	Dec. 31, 2001 HGB
Revenue	438.0	411.4	420.0	422.2	475.0	588.5
Licenses	131.6	114.2	104.3	104.3	113.0	199.1
Maintenance	181.4	182.6	191.2	191.2	200.9	196.0
Professional services	122.7	112.8	122.9	124.3	159.6	190.3
Other	2.3	1.8	1.6	2.4	1.5	3.1
EBITDA excl. net income/expense from investments and extraordinary income/expenses	104.3	97.0	69.8	67.4	63.7	120.6
EBIT excl. net income/expense from investments and extraordinary income/expenses	96.4	83.9	59.1	38.0	31.7	89.6
Earnings before taxes	101.1	111.7	13.0	0.7	50.7	70.3
in % of revenue	23	27	3	0	11	12
Net income	61.8	77.2	7.1	– 3.4	33.5	38.7
in % of revenue	14	19	2	– 1	7	7
Total assets	599.3	510.7	505.6	445.4	440.8	504.0
Cash and cash equivalents	161.6	119.1	74.2	74.2	75.4	50.2
Shareholders' equity	393.0	323.6	269.3	228.4	214.5	196.2
in % of total assets	66	63	53	51	49	39
Employees	2,750[1]	2,438[1]	2,577[1]	2,577[1]	3,013	3,326
of which in Germany	774[1]	765[1]	927[1]	927[1]	1,243	1,306

[1] Full time equivalents

Key share data

	2005 IFRS	2004 IFRS	2003 IFRS	2002 HGB	2001 HGB
Year-end closing price (XETRA) in Euro	41.15	23.80	16.30	9.01	43.00
Number of shares at year-end	28,036,009	27,266,752	27,266,752	27,266,752	27,261,483
Market capitalization at year-end in € millions	1,153.7	648.9	444.4	245.7	1,172.2
Dividend per share in €	0.80[1]	0.75	0.00	0.00	0.43
Earnings per share in €	2.24	2.83	0.26	1.23	1.44
Price/earnings ratio at year-end in €	18.7	8	63	7	30
Operating cash flow per share at year-end in €	2.02	1.06	0.48	1.49	3.05
Year high	43.30	28.17	20.19	44.10	87.00
Year low	23.40	17.30	8.38	8.41	35.90

Frankfurt (Prime Standard/TecDAX), ISIN DE 0003304002, ticker symbol SOW

[1] Proposed by the Supervisory Board and the Executive Board at the Annual Shareholders' Meeting on May 12, 2006

Company Profile

The XML Company

Ever more information needs to be created, administered, and made available. In order to maximize the data availability, we offer our customers integrated data access in real time. This supports businesses and organizations in achieving their fundamental goals: faster, more flexible processes, comprehensive networking, higher added value, increased competitive strength.

XML (eXtensible Markup Language) is the key technology for the exchange of data and documents. At the same time, it simplifies the integration of new technologies and applications in existing IT architectures.

Our products and services focus on IT infrastructures that make use of service-oriented architectures (SOA). Based on business processes, they integrate innovative applications and systems while simultaneously modernizing the IT environment. We are one of the top companies in our market world-wide, and the market leader in Europe.

The Software AG company culture is differentiated by absolute customer orientation. We work in best-practice networks, driving change in an open and transparent way. We focus on profitable growth and a distinctive market profile.



Karl-Heinz Streibich, Chief Executive Officer
Engineer. Chief Executive Officer since 2003
Darmstadt, Germany

»Software AG today is a technology group with a strong customer focus, a sound financial basis and a clear strategy. Swift and consistent strategy implementation further adds to our strengths.«

» *Geographical expansion is one of our key growth strategies. We therefore invest in new markets in up-and-coming economies around the globe.* «

Dear Shareholders,

2005 was a very good year for Software AG. With a revenue increase of 6.5 percent we put the sales decline of recent years behind us and returned to growth. Our new strategy, which initially resulted in a strong increase in profitability, is now also paying off in an expansion of business volume. Once again, we increased our earning power in parallel with sales, achieving an EBIT margin of 22 percent, the upper range of our target corridor.

Geared towards continuing growth

We also made significant operational advances in 2005, creating the basis for our ongoing development. We intend to accelerate our profitable growth in 2006.

Software AG's positive performance rests on three strategic pillars:

- We are further extending our portfolio based on customer requirements.
- We are expanding our direct sales team and strengthening our cooperation with distributors.
- We are also strengthening our market access globally by expanding into up-and-coming markets, in Eastern Europe, Latin America, Russia, the Middle East and Asia.

Software AG has two major, complementary product areas. On the one hand Adabas and Natural are a result of our more than 36 years of experience in data base applications and in the management of critical company data. On the other hand, our innovative integration products are used for automating and modernizing processes – an IT concept today known as service-oriented architecture (SOA).

Product portfolio meets core customer demands

There has been a positive market response to the new Software AG, and our customers have confirmed that our new strategy and product portfolio has put us on the right track.

Globally, companies must adapt quickly to market changes to remain competitive. It is crucial that their IT infrastructures do not prevent or delay the process of change. IT infrastructures should act as an agent of change, actively enabling and promoting any necessary adaptation. Our focus on core competencies make Software AG a strong partner in assisting companies in effectively bringing their IT systems and databases in line with key business processes, allowing them to quickly take advantage of business opportunities whenever they arise.

Dividend policy to continue

Software AG's success in 2005 is the result of its globally networked team. On behalf of the entire Executive Board, I wish to thank all of our employees for their commitment. As in the previous year, we plan to pay out a substantial portion of our profit to our shareholders. The Executive and Supervisory Boards are recommending to the Annual Shareholders' Meeting that a dividend of €0.80 per share be paid for fiscal 2005.

» Businesses must be quick to adapt to changing markets. They should not be held back by the limitations of their existing IT infrastructure. «

Integration business continues to drive growth

We are aiming for growth of approximately 10 percent for 2006. While our achievements in 2005 have laid the groundwork for a promising future, this does not guarantee success. We are therefore currently increasing our efforts in all divisions to ensure a broader basis for Software AG's growth. We will continue to focus on organic growth in 2006. We made three acquisitions in 2005 to widen our product portfolio and gain direct access to growth markets. Our strong operating cash flow will allow us to make further acquisitions, offering us the opportunity to actively benefit from the market consolidation expected during the next few years.

The integration business continues to be our main growth driver. We plan to strengthen this area through technology partnerships that will make our product portfolio even more competitive. We want our strong earning power to remain a characteristic feature of Software AG in the future. Accordingly, we have targeted an EBIT ratio of 21 to 23 percent of sales for 2006.

» Software AG is characterized by its clear customer focus at all Group levels. «

Software AG achieved a lot in 2005. Our promising growth potential, favorable market position and high efficiency rates give us all we need to look to the future with optimism. We are convinced that our company is only at the beginning of its success story and would be pleased to have you accompany us along the way.

Karl-Heinz Streibich
Chief Executive Officer

Software AG's global market orientation is demonstrated by the international composition of the Executive Board with each region having a representative. The importance of the integration business is also highlighted by having a dedicated Executive Board member.

» *Our international group of companies combines experience, knowledge and ability. We use a best-practice approach: taking models developed for a particular country and adapting them to benefit our global activities – for the good of both our customers and the company.* «

Mark Edwards, North America/Northern Europe,
Businessman. Executive Board member since 2003
Derby, England





» *Software AG products are a significant part of the IT systems of more than 3,000 customers in business and administration. Our stable customer base is a key asset for future growth.* «

Alfred Pfaff, Central and Eastern Europe/Asia,
Engineer. Executive Board member since 2005
Darmstadt, Germany



» Our business is to make our customers successful. We support companies in improving their performance and increasing competitiveness. This is why our products and services are in demand worldwide. «

Christian Barrios Marchant, Southern and Western Europe/Latin America, Engineer and Executive MBA. Executive Board member since 2003
Madrid, Spain

» Generating added-value from existing applications is at the top of the priority list for many customers. By offering suitable integration products, we are positioning Software AG in a future-oriented growth market. «

Dr. Peter Kürpick, Research and Development, Marketing Business Integration, Physicist. Executive Board member since 2005
Darmstadt, Germany





» Our accounting and forecasts are transparent. This highlights Software AG as value-oriented company and assures Software AG of the confidence of the capital markets. «

Arnd Zinnhardt, Finance, Controlling, M&A, IT, Legal, Internal Audit and Administration, Business administration graduate. Executive Board member since 2002
Darmstadt, Germany

Southern and Western Europe/Latin America: Case study: Barcelona, Spain



At Sant Joan de Déu Hospital in Barcelona, approximately 4,000 patients receive medical care each day. As a result, a great number of documents accumulate, ranging from lab reports to x-rays. Software AG has created an IT architecture that ensures compatibility for all of the hospital's systems and diverse data formats. Patient files are now readily available and always up to date. Advantages for the Sant Joan de Déu hospital include:

- Improved exchange of information between the various hospital departments thanks to a single view of electronic patient data files;
- Reliable data based on reviews of all hospital wards and solution-oriented plausibility checks;
- Quick access to the contents of electronic patient data files in all hospital departments while maintaining data protection;
- Stability and high performance ensure absolute security and access to data at all times.



Regional growth: Attractive markets in Latin America

Geographic expansion is an effective growth strategy. We therefore intensified our involvement in Latin America in 2005. The countries of this region are expected to see a significant increase in IT investment, from which we intend to benefit in the long term. In expanding our market presence, we are using the close cultural and economic ties between the countries of Latin America and Spain, the head office of our regional segment of Southern and Western Europe. The acquisition of the APS Group has greatly expanded our market position in Latin America.



Product portfolio: Innovation drives growth

Business success depends on satisfying core customer requirements. In response to client demands we added innovative features to our products in 2005, to allow our customers to better gear their IT systems to dynamic markets. Our rapidly expanding software licensing business proves our success in meeting these demands. Our maintenance business should also benefit from this growth.

North America/Northern Europe:
Case study: Tulsa County, Oklahoma, USA

With around 580,000 citizens, Tulsa County is the second largest county by population in the State of Oklahoma. The county Administration wanted to improve their automated processes and user interfaces through a modern IT infrastructure. Software AG's ApplinX enabled Tulsa County to modernize and optimize applications without having to replace the valuable mainframe-based system.

Combining systems running on different platforms into one web-based portal provided realtors, banks, and county residents with quicker and more convenient access to property records and related legal documents. The advantages for Tulsa County include:

- Protection of current IT investments through modernization of existing systems;
- The web based system gives businesses and citizens direct access to property information;
- Constant data availability, simplified internal processes and long-term cost savings;
- Reduced risk to critical data through continued use of existing applications.

Central and Eastern Europe/Asia: Case study: Vienna, Austria

UNIQA, an Austrian insurance group with over 4 million customers, handles a total of 13 million insurance contracts. The company's 11,000 employees face the challenge of managing an immense amount of data. In order to strengthen its leading position within the insurance industry, UNIQA sought the expertise of Software AG. We developed industry-specific systems that help UNIQA to optimize its business processes and expand its customer service. The advantages for UNIQA include:

- Automation and accelerated business processes and more efficient use of communication paths;
- Multi-channel systems allowing insurance policies to be taken out and modified online;
- Increased networking and higher employee mobility giving enhanced customer service; required data can be accessed in real time;
- Integration of various applications and system platforms guarantying a uniform view of customer data and improved consulting services.





Distribution channels boost business expansion

Close customer contact is the best way to optimize business opportunities. In addition to regional sales strategies that are uniquely tailored to the needs of each country, Software AG also makes sure that there is enough room for personal contacts with clients. In 2005, we strengthened our sales channels both by expanding our own sales team and by reinforcing our cooperation with distributors. This allowed us to solidify our business while developing additional sales opportunities.

Additional opportunities arise in up-and-coming markets

Software AG has customers in more than 70 countries. We are intensifying our business activities in the countries of Latin America, Eastern Europe and the Middle East. Our focus is on countries with a solid infrastructure and promising economic growth. The upward trend of these emerging markets and their increasing need for information technology opens up added sales opportunities, which are already contributing to our growth.

Expanding our market position in Latin America

With an office already in Mexico, Software AG further established itself in the Latin American market with the establishment of a second office, in Chile. This was followed by offices in Brazil, Colombia, Venezuela, Panama, Costa Rica and Puerto Rico. We are quickly expanding our market presence utilizing the expertise of the APS Group, our long-time distributor, acquired in June of 2005. This has ensured a sound basis for successful market development from the start.

- Puerto Rico

We supported the Department of Treasury of the Commonwealth of Puerto Rico in implementing a project that brings together the data of all taxpayers nationwide. State-of-the-art income tax processing has been integrated with methods for tax collection and payment. Our products Adabas, Natural, EntireX and Tamino are the mainstays of the system architecture.

- Chile

The Chilean revenue agency benefits from the competence of Software AG in business process management. Building on existing systems, we designed a solution that optimizes all steps of creating, editing and forwarding electronically stored documents. The innovative model is seen as a model for administrative bodies in the entire region.

- Panama

As a government institution, the Registro Publico is responsible for registering all land, buildings, ships and companies in Panama. The government commissioned us with modernizing the applications of the state register. Besides Adabas and Natural, EntireX Communicator is also integrated in this project.

- Nicaragua

In Nicaragua, taxes are collected by the Dirección General de Ingresos, a department of the Finance Ministry. Software AG is implementing a comprehensive IT project for the Dirección. The objective is to combine all data of the organization in a central location, to increase the efficiency of the entire system and make online access possible via EntireX Communicator and Natural web.

Favorable outlook for Eastern Europe

The countries of Eastern Europe have instituted wide-ranging reforms and are accelerating their integration into the global market, fueled by the strong growth of their economies. The demand for information technology that will support further progress is increasing accordingly. We can benefit directly from involvement with the new EU countries, the Balkans, Romania and Bulgaria.

- Slovenia

The Supreme Court of the Republic of Slovenia approved a case management system that stores court and trial records in a central location. All persons involved now have direct access to needed information. The solution implemented with Software AG accelerates the workflows in the court and serves as a reliable distribution and archiving system.

- Romania

We developed a service-oriented architecture for the Romanian Finance Court, the Court of Accounts. This architecture integrates numerous areas of activity. As a result, the court is able to reduce the work expense for control and monitoring tasks and considerably increase its volume of services. At the same time, permanent documentation of the records offers greater transparency in budgetary control.

Growth opportunities in the Middle East

The wealth of the Middle Eastern countries stems from oil. In order to reduce their dependence on oil exports, countries in the Middle East are increasingly using their revenues to build up their own manufacturing industries and new economic sectors. Using networked IT solutions to network all company departments is a key to this expansion. Software AG is developing a growing customer base in Oman, Qatar, Kuwait, the United Arab Emirates and Saudi Arabia via the representative office in Bahrain.

- Kuwait

The Public Authority of Applied Education and Training maintains 24 colleges in Kuwait. The public sector institution wanted a practicable solution for managing the data of all 40,000 students and chose Natural in spring 2005. Software AG technology will replace the previous system within three years. We will also support this project with services.

- Qatar

As part of their eGovernment services the Qatar Ministry of Civil Service and Housing has chosen to standardize on XML as to exchange intra-Governmental data. After a detailed search for the best XML server, they choose Tamino.

Service-oriented architecture (SOA) – IT systems suited to market demands

Successful companies have one thing in common: Their business processes are geared to the customer. The right IT landscape helps them to remain flexible and react quickly to changes in market demands. Accordingly, there is a high level of interest in IT solutions that help align information technology with business requirements.

Rise in productivity and profitability

Both companies and government agencies are increasingly relying on service-oriented architecture (SOA) in developing their IT systems. Software-oriented architecture uses Web-capable applications to integrate existing services with new applications. In this way, information and software functions are available to all users at any time, whether within their own organization or in cooperation with partners. This leads to significant advantages for customers:

- Existing system architecture has more versatility and better performance
- Systems, processes and procedures can be managed more effectively and with greater flexibility
- Clients can be sure their IT investments provide greater benefits and will be continuously supported and updated

XML competence brings competitive advantage

SOA satisfies key customer criteria for IT investments. As a result, demand for SOA is high. Software AG plays a significant role in the advancement of service-oriented architecture, since SOA can only be implemented using web services, Internet standards, and, in particular, eXtensible Markup Language (XML). XML is the key to integration and data exchange, and Software AG is an international leader in XML technology. Moreover, the core strengths of our products are integration and modernization. These advantages put us in a pole position to profit from rising demand for SOA components.

Rapidly growing market

Software AG is using its strong position in the XML environment to steadily expand its product portfolio for service-oriented architecture to accommodate the swiftly growing SOA demand. Experts such as Gartner Group analysts anticipate that approximately 80 percent of companies will be basing their IT on SOA as early as 2008. Service-oriented architecture is an attractive topic for the future – for our customers and for Software AG.

Share performance continues to improve

Software AG stock was one of the big winners in 2005, outperforming its benchmark index, the TecDAX, as well as the NASDAQ 100 with a share price increase of 73 percent.

2005 was a good year for European equities. While the most important Wall Street share price indices barely gained in value, European stock markets developed positively throughout the year. German blue chips were among the top performers: The DAX rose by 27 percent, reaching its highest level in four years shortly before the end of 2005. Raw materials and energy stocks made particularly high gains.

Investors were initially cautious about technology stocks, with the TecDAX showing only modest gains in the first two quarters. In the second half of the year, the market environment for German technology shares improved steadily. The TecDAX surged, supported by high demand for telecommunications and solar energy stocks. A significantly improved performance over 2004 was achieved with a rise of 12,5 percent at the end of the year. The index for the U.S. technology sector, the NASDAQ 100, was almost unchanged compared to the end of 2004 with a rise of 1.5 percent.

Software AG shares nearly double in value

Software AG was one of the most successful stocks in the TecDAX in 2005. On December 30, 2005 the stock closed at €41.15 in Xetra trading, a gain of 73 percent compared to December 30, 2004 (€23.80). Market capitalization surpassed the historic high of €1 billion for the first time since 2001. This places Software AG in the mid-cap range, sparking more attention and opening up access to new investor circles, both of which support our goal of broadening our shareholder base.

Key stock figures		
	2005	2004
High*	43.30	28.17
Low*	23.40	17.30
Closing price*	41.15	23.80
Total numbers of shares (Dec 31)	28,036,009	27,266,752
Market capitalization (Dec 31), € millions	1,153.7	648.9
Diversified holdings (free float), %	69.9	68.4
Average daily trading volume (Xetra)	97,859	111,161

* Xetra closing price in Euro

Shareholder structure by countries (percentage of free float)[1]



Germany	24%
United Kingdom	11%
Rest of Europe	17%
North America	3%
Private investors and not identified institutional investors	45%

[1] as of December 2005; sources: Thomson Financial

Dividend continuity

In addition to price gains, our investors also benefited from a resumption of dividend payments in 2005. Software AG paid out a total of €20.45 million (€0.75 per share) to shareholders as resolved by the Annual Shareholders' Meeting. This corresponds to a dividend ratio of more than 38 percent of net operating income. We expect to maintain this dividend policy in the future, depending on earnings and liquidity. The Executive and Supervisory Boards are recommending to the Annual Shareholders' Meeting that dividends of €0.80 be paid for each share entitled to dividends. Based on the share price at the end of the year 2005 (€41.15), this represents a dividend yield of 1.94 percent.

Appealing combination of value and growth

Our main goal is to widen Software AG's investor circle to further decrease stock volatility. Our investor relations activities are aimed at expanding and intensifying contact with investors and financial analysts. Software AG stock is followed regularly by over twenty brokerage firms, including an increasing number of global brokerages as international interest picks up. One of our primary aims for 2006 is to raise coverage by U.S. brokers.

Our return to growth will also shift our stock back into the focus of growth investors, opening up a new investor target group. Software AG stock will also continue to appeal to value investors due to its dividend yield and high cash flows.

We intensified our direct contact with investors in the past year by holding approximately 50 days of road shows, primarily in Europe and America, though also for the first time in Asia. We presented Software AG in over 300 individual discussions with potential investors and analysts as well as 16 conferences with brokerage firms. We continue to be involved in the investor relations community. This includes work on committees of the German Investor Relations Association (DIRK), the European Council of Investor Relations, and the International Investor Relations Federation (IIRF).

Please refer to page 99 of the notes to the financial statements for additional information on stock options.

Changes in share capital

The upward share price trend permitted employees and executives to exercise stock options based on the programs of 1999 to 2001 during the year under review. As a consequence, the number of outstanding shares rose by 2.8 percent to 28,036,009. An additional 81,000 options may be exercised from the same programs by mid-2006. Furthermore, an additional 790,000 options are outstanding from an additional program, which, however, may not be exercised during 2006.

ADR program increases access to the U.S. stock market and improves name recognition for Software AG

We initiated an ADR program in October of 2005. American Depositary Receipts (ADRs) are deposit certificates issues by a U.S. depository bank. They document ownership of shares in non-U.S. companies and make it possible to buy and sell non-U.S. securities in U.S. dollars. Software AG ADRs are traded on the over-the-counter market as part of a Sponsored Level I ADR program and are therefore not subject to the reporting requirements of the Sarbanes-Oxley Act. Since only existing shares are converted to ADRs, the program has not necessitated a capital increase.


Share price comparison (indexed values)
180
160
140
120
100
80
Dec 30, 2004
March 1, 2005
May 1, 2005
July 1, 2005
Sep 1, 2005
Nov 1, 2005
Dec 30, 2005
Software AG
TecDAX
Nasdaq 100



» Together with the Executive Board, the necessary steps were implemented to once again comply in full with the recommendations of the Code during the year under review. «

Frank F. Beelitz, Chairman of the Supervisory Board

Report of the Supervisory Board

During fiscal 2005, the Supervisory Board of Software AG oversaw the performance and activities of management and closely monitored all key business events as well as the development of the Company and the Group. The Supervisory Board met at least once per quarter for a total of six meetings during the year under review, with full attendance at all meetings.

Each meeting involved comprehensive analysis of current business performance and the discussion of strategy with the Executive Board. Any transactions requiring Supervisory Board approval in accordance with the Articles of Incorporation or applicable legislation were examined in detail, carefully considered, and where appropriate, approved.

The meetings covered the current status of Software AG and its subsidiaries, prospects for individual business segments and the corresponding strategies for products, sales, and marketing. The Chairman of the Supervisory Board also received written reports on business development from the Executive Board on a monthly basis.

The Supervisory Board includes the following committees:
- The Committee for Compensation and Succession Issues
- The Audit Committee

The Committee for Compensation and Succession Issues met four times, and the Audit Committee met once during the year under review.

Executive Board membership changed as follows during 2005:
Andreas Zeitler, Managing Director for the Central and Eastern Europe/Asia region, left the Executive Board effective August 22, 2005. Responsibility for this region was assumed by Alfred Pfaff, who was appointed to the Executive Board by the Supervisory Board effective November 1, 2005.

There were no changes in the membership of the Supervisory Board of Software AG.

The Supervisory Board held detailed deliberations on the subject of corporate governance and the German Corporate Governance Code during several meetings in 2005. Together with the Executive Board, the necessary steps were implemented to once again comply in full with the recommendations of the Code during the year under review. The financial statements have been prepared in accordance with IFRS since 2004, and remuneration for members of the Executive and Supervisory Boards was again reported individually in 2005.

The declaration pursuant to Section 161 of the German Stock Corporation Act (AktG) submitted jointly with the Executive Board stated that Software AG complied in 2005 with the recommendations of the Code as amended on May 21, 2003 without exception and will continue to do so in the future. The declaration of compliance is available to Company share-holders on the web-site of Software AG.

The new remuneration system for Executive Board members, passed by the Supervisory Board at the end of 2004, was applied for the first time in 2005. The fixed salary component of the Board members' remuneration was reduced to approximately 30 percent of target salary. Two-thirds of the variable salary component is linked to the sales and earnings targets of the Software AG Group on a uniform basis for all Executive Board members. The remaining one-third depends on attainment of individual targets in the functional areas of each Executive Board member. Approximately 30 percent of the variable remuneration actually earned in 2005 will be paid out over a period of three years based on a phantom share plan.

In 2005, the meetings of the Supervisory Board of Software AG focused on discussing and adopting a growth strategy for the Company:

- The development strategy for South America was adopted at the meeting in January 2005.
- The meeting in March 2005 involved preparations for the Annual Shareholders' Meeting, which was held in Frankfurt on May 13, 2005, as well as the strategic partnership with Fujitsu.
- The continuing development of the product portfolio of the Company's two business lines, ETS and XMLi, was discussed at the meeting in July 2005, and the acquisition of Casabac Technologies GmbH was resolved – a step which has provided Software AG with core technology for its XMLi portfolio.
- The long-term growth strategy of Software AG was discussed at a special session in December.

In accordance with the wishes of the Annual Shareholders' Meeting, the Supervisory Board assigned BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, to audit the financial statements and the consolidated financial statements of Software AG for fiscal 2005.

BDO Deutsche Warentreuhand Aktiengesellschaft examined the financial statements and the consolidated financial statements for the year ended December 31, 2005, including consideration of the accounting policies and the management report, and issued an unqualified audit opinion.

The results of the audit were submitted to the Supervisory Board. The head of the auditing team explained the results in person to the Audit Committee as well as the entire Supervisory Board and the Executive Board. The Audit Committee and the Supervisory Board thoroughly reviewed the audit results in their meeting of March 10, 2006. The Supervisory Board declared its agreement with the results of the audit and approved the financial statements and the consolidated financial statements. We concur with the recommendation of the Executive Board with respect to the appropriation of profits.

The Supervisory Board would like to thank the Executive Board and all employees for their commitment as well as their achievements in fiscal 2005.

Darmstadt, March 2006

The Supervisory Board
Frank F. Beelitz
Chairman

Members of the Supervisory Board:

Frank F. Beelitz (Chairman)

Karl Heinz Achinger (Deputy Chairman)

Dr. Ing. Andreas Bereczky

Justus Mische

Monika Neumann (employee representative)

Reinhard Springer (employee representative)

Please see the notes to the consolidated financial statements of Software AG for further information on the members of the Supervisory Board.

Corporate Governance Report for 2005

The Corporate Governance Report of Software AG has been prepared jointly by the Executive Board and the Supervisory Board pursuant to Section 3.10 of the German Corporate Governance Code. In 2005, as in previous years, Software AG took additional steps to continue implementing the standards for good, responsible corporate governance, extending them and ensuring that they are respected throughout the Company.

Due to new European and German regulations, we implemented additional organizational measures to facilitate adherence to and monitoring of responsible conduct.

Even before the European Market Abuse Directive became binding national law (Investor Protection Act), we began our preparations for the entire Group: Firstly, we established which employees internationally have access to insider information of relevance to the capital markets. These employees were informed of the requirements for responsible handling of insider information and the relevant legal provisions. In addition, the management staff was familiarized with the provisions of the Investment Protection Act as part of a continuing education program and urged to inform employees of the particular significance of insider information as part of the day-to-day business. Employees, management staff and service providers were included in a new registry of persons with access to insider information to the extent required by the Investor Protection Act.

Software AG implements new Corporate Governance Code

On February 23, 2006, The Executive and Supervisory Boards submitted a declaration of compliance pursuant to Section 161 of the German Stock Corporation Act (AktG). This declaration states that in fiscal year 2005, Software AG complied with all recommendations of the German Corporate Governance Code as amended on May 21, 2003. The amendments to the Code of June 2, 2005 were also complied with in essence, with two formal exceptions: Firstly, earlier declarations of compliance were not provided until the Company's investor relations page had been technically converted and redesigned, and secondly, the Corporate Governance Report could not be published in the Annual Report as recommended until the current year due to the date of enactment of the amended Code. The Executive and Supervisory Boards also agreed to comply with the recommendations of the Code in fiscal 2006. For the most part, Software AG follows the suggestions of the Code. In the event specific suggestions are not adhered to, for example due to corporate requirements, this is explained on the Company's website.

Shareholder-friendly organization of Annual Shareholders' Meeting

Significant changes have been made with regard to the Shareholders' Meeting. In the future, the meetings will be transmitted in their entirety via the Internet. In the past, only the opening address and the report of the Executive Board were made public in consideration of the privacy rights of the participants. However, we are of the opinion that broadcasting the meeting to the public will not only improve transparency, but will also lead to a responsible and efficient use of the right to address the meeting and is thus in the interest of the majority of the shareholders. The necessary amendment to the Company's Articles of Incorporation will be presented to the 2006 Annual Shareholders' Meeting for approval.

Shareholders who do not wish to attend the Shareholders' Meeting in person may authorize a member of the Company to exercise their voting rights by proxy in accordance with the instructions of the shareholder. All proxies must be executed in writing.

The invitation to the Annual Shareholders' Meeting and related documents and information such as the agenda, the financial statements, the Articles of Incorporation, and explanations of draft resolutions are published on the Company website on the date of the invitation. In addition, shareholders may also view the resolutions adopted by previous shareholders' meetings as well the quarterly financial statements for the preceding financial year and earlier financial years.

The new Law on Corporate Integrity and Modernization of the Right of Avoidance ("UMAG") went into effect on November 1, 2005. This law requires changes in registration and legitimization procedures. With regard to the Annual Shareholders' Meeting of Software AG on May 12, 2006, the record date will be changed to the 21st day prior to the Shareholders' Meeting. Furthermore, the UMAG will enable the meeting chair to conduct the Shareholders' Meeting more efficiently. For instance, the chairperson will be able to cut short speakers who stray from the topic at hand and to refer to information already published in the case of extensive answers.

Executive Board and Supervisory Board

See page 41 of the Management Report for the risk factors.

The Executive Board makes regular, prompt and comprehensive reports to the Supervisory Board regarding all relevant issues of corporate planning and strategic development as well as the course of business and the situation of the Group, including the risk situation. For instance, in the meeting of December 15, 2005, the Supervisory Board adopted the long-term strategic plan for Software AG until 2012.

Any significant business transactions must be approved by the Supervisory Board pursuant to the rules of procedure of the Executive Board. In fiscal year 2005, the Supervisory Board approved three acquisitions to promote expansion of the product portfolio and the Company's market presence in Latin America. The Company has taken out D&O insurance with a deductible of €5,100 for board members and management staff of the Company.

Composition of the Supervisory Board and the committees

The Supervisory Board elections have already complied with the new recommendations of the Corporate Governance Code: Supervisory Board members were elected individually and at different times. If Supervisory Board members left the board prior to expiration of their terms of office, their successors were appointed until the next Shareholders' Meeting only. This procedure will continue to be practiced and will be set down in the rules of procedure of the Supervisory Board.

Good corporate governance requires the chairperson of the audit committee to have special knowledge of, and experience with, the application of accounting principles and internal review procedures. Software AG also complies with this recommendation in full: Karl Heinz Achinger holds a university degree in business administration (Diplom-Kaufmann) and is a self-employed management consultant. He has accumulated extensive knowledge and experience in his approximately 30 years of entrepreneurial activity in the international IT market. He was the founder of Debis Systemhaus, for example, which he ran until shortly before it was taken over by Deutsche Telekom. During this time, he spent several years as a member of the international management team of Cap Gemini. Mr. Achinger has been a member of the Supervisory Board of Software AG since January 1, 2002. From December 2002 to October 2003, he managed Software AG on an interim basis until a successor — Karl-Heinz Streibich — was appointed to replace the departing Executive Board chairman. Mr. Achinger acquired in-depth knowledge of the business processes and key financial parameters of Software AG during this period. His involvement with supervisory boards of other companies gave him an insight into various internal control procedures, enabling him to help Software AG select the best practice on the market.

Software AG maintains no direct or indirect business relationships with Supervisory Board members. In particular, no consulting agreements or other contracts for work or services have been entered into. The employee representatives on the Supervisory Board are all employees of the Company.

Remuneration of Supervisory Board members for fiscal 2005 is composed as follows:

in EUR	Fixed remuneration	Variable remuneration	Remuneration for committee activities
Frank F. Beelitz (Chairman)	20,000.00	40,000.00	11,500.00
Karl Heinz Achinger (Deputy Chairman)	15,000.00	30,000.00	8,500.00
Justus Mische	10,000.00	20,000.00	7,500.00
Dr. Andreas Bereczky	10,000.00	20,000.00	0.00
Monika Neumann	10,000.00	20,000.00	6,000.00
Reinhard Springer	10,000.00	20,000.00	1,500.00

Total remuneration for members of the Supervisory Board amounted to €260 thousand in the year under review.

Remuneration of the Supervisory Board members is made up of fixed and variable components. The variable components are linked to the success of the Company, measured by the ratio of earnings before taxes as a percentage of sales (EBT margin). Members receive separate remuneration for work on the personnel committee (Committee for Compensation and Succession Issues) and the audit committee. The basis of assessment was determined by the Shareholders' Meeting on April 29, 2003.

Open and transparent communication

Our investor relations communications policy is to offer a level playing field to all current and potential investors. This is why we provide the same information to all target groups at the same time. We have adopted comprehensive written instructions on a corporate-wide basis ("Disclosure Policy") to ensure globally uniform handling of information of relevance to investors. The Disclosure Policy includes rules for the publication of financial results and significant events as well as internal processes for evaluating the relevance of information. Accordingly, the Executive Board immediately publishes all information that directly affects the Company, unless exempt from the publication requirement in specific cases. In addition, in accordance with legal stipulations, our Disclosure Policy ensures that lists are kept specifying any persons with access to insider information, also guaranteeing that such persons are required to maintain confidentiality.

Shareholders, analysts and journalists are dealt with in accordance with uniform criteria in a manner that is transparent for all capital market participants. All ad hoc announcements and press releases as well as presentations from press or analysts' conferences and investor road shows are published immediately on the website of Software AG. Our disclosure policy is also published on the Company website.

The purchase or sale of shares in the Company or related financial instruments, particularly derivatives, by members of the Executive and Supervisory Boards of the Company as well as certain other related parties are published on the Company website as soon as Software AG acquires knowledge of any such transactions. In fiscal 2005, the following transactions subject to reporting requirements were disclosed: the acquisition of shares in Software AG by Karl-Heinz Streibich (Chairman of the Executive Board) on November 28, 2005. The total of the shareholdings known to the Company are not subject to the reporting requirements of Section 6.6 of the German Corporate Governance Code (reporting is required if the Executive Board and Supervisory Board jointly hold more than 1 percent of the stock issued by the Company).

Stock option plans

See page 99 of the notes for details on the stock option plan and the method of calculation used.

Software AG has two different stock option plans for Executive Board members, management staff and employees of the Group. In fiscal 2005, these stock option plans resulted in personnel expenses totaling €1.054 million.

The first stock option plan was established at the time of the IPO in 1999. Most of the resulting subscription rights were exercised by December 31, 2005 (approximately 1.95 million). This led to an increase in the number of shares in issue from 26.09 million to approx. 28.04 million. Another 82,183 options may be exercised no later than July 31, 2008 by employees and management staff at a price of €28.12, provided the share price exceeds €30.00 at the time of exercise.

In connection with the second stock option plan (established in 2001), as of December 31, 2005 125,875 subscription rights had been issued to Executive Board members and 663,300 to management staff. None of the options from this plan, which is geared toward long-term incentives and will run until the end of 2011, have been exercised to date. No new options have been issued under this plan since January 1, 2005. In order to exercise the options, net income of the Group must have increased at least 10 percent from the previous year, and profit from ordinary activities must have amounted to at least 10 percent of sales. Accordingly, options from this plan may not be excised until 2007 at the earliest, provided the aforementioned targets are met. The average exercise price is currently €16.93 (calculated from the weighted average share price at the time of issue of the options).

Auditor

The Annual Shareholders' Meeting of Software AG appointed BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, as Company auditor. No business, financial, personal or other relationships existed at any time between the audit company and its corporate bodies and audit managers on the one hand and Software AG and the members of its corporate bodies on the other which could establish any doubt as to the independence of the audit firm. BDO also advised Software AG in tax matters and will continue to do so in fiscal 2006.

Based on the appointment of the auditor by the Annual Shareholders' Meeting, the Supervisory Board of Software AG has assigned BDO to audit the Company's financial statements and has agreed upon a fee for services. In connection with the audit engagement, the Supervisory Board has also agreed with the auditor to comply with the reporting duties pursuant to the German Corporate Governance Code.

The auditor participates in Supervisory Board meetings concerning the financial statements and consolidated financial statements and report on key audit findings.

On a profitable growth path with rising sales

Software AG's growth gained momentum in 2005: Driven by the licensing business, sales rose by 6.5 percent. Increases in earnings, a stronger market presence and a wider product portfolio assure that the Company will continue to develop positively.

Economic trends

Global economy shows strong performance

In 2005, the world economy expanded by 4.3 percent, again reflecting growth exceeding the average of recent years. The United States and Asia provided the greatest stimuli to this expansion. According to OECD calculations, the real gross domestic product rose in the U.S. by 3.6 percent. Adverse economic effects from the hurricanes were compensated by high domestic demand and a monetary policy designed to stimulate the economy.

A similar upward trend was witnessed in Asia, where the emerging economies propelled the continuing growth in the region. China was in first place with an increase of 9.3 percent. The Japanese economy proved unexpectedly stable, profiting primarily from corporate investment.

Revival in Latin America

The South American economy revived considerably due to high demand for raw materials and agricultural products. Chile was among the countries showing higher than average economic growth, with a rise in GDP of 6.0 percent. In Latin America, growth exceeded 4 percent for the second consecutive year. Panama and Venezuela both achieved extraordinary increases of 6 percent and 9 percent respectively. According to the United Nations' Economic Commission for Latin America and the Caribbean (CEPAL), corporate investment surged in particular in Latin America, where capital spending now accounts for 22 percent of the gross domestic product.

Differing trends in Europe

The flourishing global economy also bolstered the European economy. The new EU countries, which grew by 4 percent on average, performed better than the established member states of the European Union. Above all the Eastern European economies gained significantly in strength, with the Russian economy surging by 5.5 percent.

While the eurozone countries benefited from slightly improved exchange rate parities, the rise in GDP still fell short of the previous year. The growth rate of 1.4 percent reflects the weak domestic market and the influence of higher export figures. German economic output rose by approximately 1 percent during 2005 in response to strong export growth. In the second half of the year, the German economy benefited from a renewed rise in capital spending.

Market climate in the IT sector

IT market outpaces general economy

According to calculations of the European Information Technology Observatory (EITO), the global market volume for information technology and telecommunications (ITC) grew during 2005 by 4.2 percent. Europe and the U.S. are the most important regions in this global market, each generating one-third of the total volume.

Within the technology sector, information technology has evidenced especially high growth rates. According to Gartner Research, the IT market increased by 5.5 percent in North America and by 2.5 percent in Europe. EITO has estimated an increase of 3.7 percent to €290 billion for the European Union. The new EU member states of Central and Eastern Europe exhibited extraordinary growth rates, some in double digits. EITO attributes a 3.3 percent rise to the German market.

IT spending focused primarily on software purchases. According to EITO analyses, the European software market expanded by 4.8 percent while the German IT industry association, Bitkom, is projecting a 5 percent increase to €16.1 billion for the German software market.

Emphasis on integration

Today, more than ever, companies are facing the challenge of rapidly changing demands. In order to respond quickly to changing markets and requirements, companies need flexible IT systems that are specifically designed for change.

Companies use IT systems to improve the efficiency of their business processes. That is why customers are increasingly turning to software products that are capable of networking and integrating existing applications, as talks with customers in all of our sales regions reveal. In response to this challenge, there is a clear trend towards service-oriented architectures. According to a recent study by Gartner, the IT integration market grew by 8 percent in 2005.

Return on IT investment is a key factor

Despite the high level of interest in modernizing IT structures, companies continue to exercise restraint in their IT budgets. Investments are linked with specific business processes and contracts awarded on a modular basis. Companies that are currently investing in IT tend to expect a short-term return on their investment.

Sales trends

Group sales increase significantly

Within the general economic and specific market conditions described above, Software AG increased its Group sales to €438.0 million (prior year: €411.4 million). The marked improvements in earning power during previous years were again followed in 2005 by a significant increase in sales.

As 51 percent of total Group sales is generated outside of the eurozone, the sales figures are impacted by currency ratios. The most important foreign currencies for the Company include the U.S. dollar, which rose 12 percent against the Euro, as well as the British Pound, the South African Rand and the Canadian Dollar. Total Group sales rose by 6.5 percent; currency-adjusted Group sales climbed 5.8 percent.

Impact of exchange rates on the presentation of sales figures

in percent	USD	GBP	Rand	CAD	Total foreign currencies
Share in sales	27	7	6	2	51
Exchange rate impact[1]	-0.[illegible]	-1	2	7	0.7

[1] Average Euro exchange rate differences based on monthly averages of the exchange rates weighted according to corresponding monthly sales

Significant increase in licensing business

The licensing business was again a key growth driver. Total licensing revenues climbed 15 percent to €131.6 million (prior year: €114.2 million) accelerated by an optimized portfolio and intensified marketing efforts. Licensing revenue accounted for 30 percent of group sales and at a high margin. This is a promising sign for the future, as service and maintenance revenues tend to follow in the wake of licensing sales.

We consider our licensing business to be of strategic importance for the Group. It focuses on two business lines:

- Products for modern data management and for the development of applications on mainframes (Enterprise Transaction Systems, ETS)
- Products for the integration of different corporate applications (XML Business Integration).

Both business lines contributed to the significant increase in the licensing business, attesting to the successful sharpening of Software AG's focus on its true strengths and its rigorous customer orientation.

Modernization requirements drive ETS sales

Licensing sales of products designed for mainframe systems rose to €96.0 million (prior year: €85.9 million). We selectively developed the portfolio in order to benefit from the high demand for modernization solutions from our Enterprise Transaction Systems business line. Software AG's strong position in the mainframe market is a distinct advantage in this area: Adabas and Natural, our data management products, are still considered among the most stable and reliable mainframe products on the global market. Both products are established worldwide as essential components of IT architecture, an advantage that translates into a stable customer base that has generated new projects in addition to expansion and replacement investment in the year under review.

Strong growth in XML Business Integration

The products in our integration suite facilitate the modernization, integration and automation of existing systems and provide Software AG with a high profile in the promising integration market. In fiscal 2005, licensing sales from the XML Business Integration line rose by 16 percent to €30.3 million. The core of this growth area is our integration portfolio that primarily includes in-house development but is complemented by components acquired through partnerships and acquisitions. In addition, we also use several external products – primarily for content management solutions – which are currently being phased out. This impacted growth in licensing sales in the year under review, but was more than offset by high growth rates in internally developed products. In the year as a whole, 86 percent (prior year: 76 percent) of licensing sales resulted from in-house software and strategic components from partners.

Licensing revenue by product line

€ millions	2005	2004	Change (in percent)
Software AG proprietary XML products	26.0	19.9	+ 31
External XML products	4.3	6.2	– 31
ETS	96.0	85.9	+ 12

Product sales marked by higher licensing revenues

Product sales, encompassing the licensing and maintenance segments, rose to €313.0 million (prior year €296.8 million). The increase of €16.2 million is solely due to the licensing business. Revenues from maintenance amounted to €181.4 million (prior year: 182.6 million), just under the level of the previous year. Reliable contributions to sales are a characteristic feature of the maintenance business, where we service a broad and global customer base. This is a significant asset for Software AG, since the market for mainframe maintenance not only has high entry barriers, but also opens up possibilities for sales of related products and services.

Professional services rebound

The demand for professional services was on the rebound in 2005, gathering momentum over the course of the year. Sales climbed 9 percent to €122.7 million (prior year: €112.8 million), with Northern Europe/North America as well as Central and Eastern Europe/Asia posting double-digit growth rates.

Sales by product segment

€ millions	2005	2004	Change (in percent)
Licensing	131.6	114.2	+ 15
Maintenance	181.4	182.6	- 1
Professional services	122.7	112.8	+ 9
Other	2.3	1.8	+ 28
Total	438.0	411.4	+ 6

Sales by segment
(in percent)


Maintenance 41%
Licensing 30%
Professional services 28%
Other 1%

Sales growth in all regions

Software AG generates most of its sales in the regional segment of North America/Northern Europe. In 2005, this region, which includes the United States, Canada, United Kingdom, Scandinavia and South Africa, contributed more than 40 percent, or €179.9 million (prior year: €171.4 million) to total Group sales. Licensing revenues in the region rose to €58.4 million, while professional services revenues climbed to €23.4 million.

The regional segment of Southern and Western Europe, which also includes our activities in Latin America, increased its sales by 9 percent to €141.7 million (prior year: €129.7 million), with licensing revenues rising strongly by 16 percent to €37.5 million. In contrast to the remaining regions, maintenance revenues in Southern and Western Europe also improved.

In the Central and Eastern Europe/Asia segment, sales rose to €117.9 million (prior year: €111.4 million) in response to strong demand for professional services and higher licensing sales. Professional services improved primarily in Germany.

Sales by regional segment (prior to consolidation)

in € millions


North America/Northern Europe
171.4
179.9
Southern and Western Europe/
Latin America
129.7
141.7
Central and Eastern Europe/Asia
111.4
117.9
2004
2005

Regional sales 2005 by product segment (prior to consolidation)

in € millions	North America/ Northern Europe	Southern and Western Europe/ Latin America	Central and Eastern Europe/ Asia
Licensing	58.4	37.5	35.7
Maintenance	97.7	34.1	50.0
Professional services	23.4	69.1	32.0

Considerable increase in growth markets

Higher than average sales growth in the emerging countries confirm the success of our strategic decision to expand into these regions. In Software AG's target markets in Latin America, Eastern Europe, the Near East and Asia, sales jumped 71 percent to €37.9 million (prior year: €22.1 million).

Position in the market further strengthened

Software AG strengthened and expanded its international market position in 2005. In industry comparisons, Software AG is the second-largest German software firm and among the largest European software providers. Our Company is the largest European provider in the infrastructure software market and a global leader in XML technology.

In the business line of Enterprise Transaction Systems, we are dealing with clients who frequently have worked with Software AG products for 20 or 30 years. Due to the high level of customer satisfaction and the fact that customers are equipped with our constantly updated products, we are operating in a less competitive segment in this area.

In the integration business, on the other hand, the market is extremely fragmented and marked by intense competition. The market advantages of Software AG are based on high levels of competence in XML and the unique selling propositions of our portfolio. In this environment, the SAG Group benefits primarily from its strong position in the mainframe environment, as mainframes frequently have to be incorporated into web-capable automated processes. As a result of its size and long-term experience, the Company is also in a good position to take on complex and/or highly international projects, which are unsuitable to smaller competitors.

Earnings position

Operating margin rises again

Greater sales volumes, particularly in the high-margin licensing business, have enhanced our earnings. Furthermore, expansion of our product range and consistent cost management have also contributed to income. With growth of 4 percent to €143.5 million (prior year: €137.4 million), production costs have risen more slowly than revenues. The Group's operating income (EBIT) improved by 15 percent to €96.4 million (prior year: €83.9 million after adjustment for the sale of the stake in SAP SI). The operating EBIT margin rose to 22 percent (prior year 20 percent).

Net income for fiscal 2005 amounted to €61.8 million as compared to €77.2 million a year earlier, when income from disposals had significantly contributed to earnings. Adjusted for this extraordinary income, net income in 2005 exceeded the prior year's figure by 16 percent.

Earnings per share

Earnings per share reached €2.24 based on the weighted average number of shares outstanding. This number rose from 27.3 million to 27.5 million shares as the result of the exercise of options under two stock option programs for employees and management due to expire in the summer of 2008. Compared to the previous year's EPS figure of €1.95, earnings per share rose 14.9 percent after adjustment for extraordinary income from the sale of the SAP SI-shares in 2004.

Key earnings indicators		
in € millions	2005	2004
Operating EBIT	96.4	83.9
Income from the sale of SAP SI-shares	0	24.5
Interest result	4.7	3.3
Income before taxes	101.1	111.7
Taxes	- 39.3	- 34.5
Net income	61.8	77.2
Earnings per share (in €, adjusted)[1]	2.24	1.95
Average number of shares outstanding (in millions)	27.5	27.3

[1] excluding proceeds from the sale of investments in 2004 (sale of SAP SI shares)

North America continues as the most profitable region

EBITA from the North America/Northern Europe region rose by 11 percent to €54.2 million, primarily due to the strong licensing business. An operating EBITA margin of almost one-third can be calculated from these figures. This favorable relationship also serves to position Software AG's major sales market as the most profitable region.

In Southern and Western Europe/Latin America, EBITA declined by €3.0 million despite the rise in sales. Among other factors, earnings were impacted by planned start-up costs associated with the penetration of the Latin American market. However, EBITA of the Central and Eastern Europe/Asia region grew to €20.2 million.

Software AG's broader geographic positioning contributed directly to the increase in income. At €7.5 million (prior year: 3.5 million), EBITA in our expansion markets of Latin America, Eastern Europe, the Near East and Asia more than doubled.

Operating EBITA by region		
in € millions	2005	2004
North America/Northern Europe	54.2	49.0
Southern and Western Europe/Latin America	9.9	12.9
Central and Eastern Europe/Asia	20.2	19.4

Cash flow almost doubled

Group cash flow from operating activities improved to €55.7 million, almost doubling the previous year's figure of 28.9 million. Operating cash flow was approximately 13 percent of total sales.

Capital expenditure benefits both business lines

Up to 14 percent of our product sales are allocated to research and development. We employ these funds evenly to develop our integration portfolio as well as Adabas and Natural. The acquisitions of Sabratec and Casabac during 2005 should be seen in this context. As targeted technology acquisitions, we regard them as part of our R&D investments.

Further improvements in cash position and equity

Sustained high cash flow levels served to further improve the Group's strong balance sheet in 2005. As of December 31, Software AG's cash and cash equivalents had surged 36 percent to €161.6 million (prior year: €119.1 million) despite a total dividend payment of €20.5 million in fiscal 2004. Equity rose to €393 million (prior year: €323.6 million), resulting in an equity-to-assets ratio of 66 percent (prior year: 63 percent) despite a significant increase in total assets to €599.3 million. As in the past, the Company holds no bank debt.

Earnings of the parent company, Software AG (separate HGB financial statements)

The parent's revenues of €110 million primarily include royalty income from subsidiaries. Income of €10.2 million was due to profit transfers and €0.4 million reflected income from investments. Net income of the parent company amounted to €18 million.

Strategic progress

Consistent implementation of growth strategy

We intend to accelerate Software AG's profitable growth and position it on an increasingly broad base. We focused on three strategic areas during 2005:

- Continued development of the product portfolio
- Expansion of our partner network
- Extension of our market presence worldwide.

The Company's financial strength allows investment in business expansion. This creates favorable conditions for implementing our growth strategy and certainty in achieving our long-term corporate goals.

Market-oriented enhancement of product portfolio

Both of our business lines – Enterprise Transaction Systems and XML Business Integration – have launched innovative products, with an emphasis on new products and functional expansions to modernize existing systems, integrate business applications, accelerate business processes and adapt IT systems to corporate work flows. Solutions that help customers in building service-oriented architecture (SOA) form the core of our product portfolio. SOA provides higher productivity and economy for users, thus fulfilling key criteria for IT investment. As a future-oriented and highly marketable subject, SOA affects both our integration products and the modernization of Adabas and Natural environments.

Significant innovations in the ETS area include Adabas 2006 and Natural 2006. These new versions of proven products are distinguished by a series of additional functions developed on the basis of customer requirements. We are therefore expecting a very positive market reception. In the business domain of XML Business Integration, highlights included the new Composite Application Integrator and the launch of the Enterprise Information Integration package. The market introduction of the BPM range expanded our integration business by adding products for process control.

Software AG also relies on acquisitions for the rapid and efficient expansion of solution competence. The focus here is on the acquisition of technologies that will allow us to advance our range of integration and modernization products immediately. For this reason, Software AG acquired Sabratec Ltd., Israel, a specialist in integration software for host systems, at the beginning of 2005. The ApplinX technology gained by this acquisition has now been incorporated into our portfolio. Another company, Casabac Technologies GmbH, Germany, was acquired effective August 1. This company's Java-based technology allows efficient development of sophisticated Internet applications utilizing reusable components.

Our product certification underlines the fact that our products conform to the most stringent norms. Certification allows us to broaden both our cooperation with the certifying companies and to enhance Software AG's footprint amongst their customers. In 2005, for instance, Tamino, Software AG's global leader in XML servers, was awarded the YES certification by Novell. SAP provided our XI adapter to link mainframes with the new SAP platform Netweaver with the distinction of the XI certificate.

Partnerships promote fast innovation cycles

Alliances can consolidate strengths and allow for significant progress within short periods of time. In the integration business in particular, this approach enables highly efficient and marketable solutions. Software AG is therefore involved in a global network of renowned partners. In order to enhance this strategic network, we formed several alliances during the year under review. These include:

- Fujitsu (Japan): Developing and marketing components for the implementation of BPM solutions and SOA
- IDS Scheer (Germany): Supplementing our business process management solution with design and monitoring functionality
- Danet Group (Germany): Creating a new industry solution for the telecommunications industry
- Active Endpoints, Inc., (USA): Innovations geared to the SOA and web services market

Sales channels extended for the long term

This enhanced partner network also serves to extend our sales channels. The alliance with Fujitsu, for instance, includes the sale of two of Software AG's integration products via the Japanese company. Software AG's market strength in Europe and Fujitsu's strength in Asia are utilized in tandem. As part of our cooperation with SAP, we offer integration services and now also act as software and service partners for SAP Germany.

Presence in global markets

The three regional segments of Software AG service more than 70 countries through our own branches or sales partners. Growth in our traditional markets is increasingly being supplemented by activities in emerging markets. We perceive promising potential in particular in Latin America, Eastern Europe (including Russia) as well as in the Middle East and Asia.

In order to develop new sales areas in Central America and the Caribbean, we acquired APS Venezuela in 2005, including its affiliates in Panama and Puerto Rico and additional subsidiaries in Costa Rica and Panama. In terms of organization, the group of companies reports to the newly established Software AG Latinoamérica S.L. headquartered in Spain. In order to further develop this expanding business area, we have opened additional offices, including offices in Chile and Brazil.

Research and Development

Market proximity assures customer-oriented innovation

We have linked our research and development closely to the demand profiles of our customers. Networking the market with the sales, research and development functions enables companies to quickly respond to changing customer demands and offer appropriate products. In the innovative integration business, this is a key advantage. Software AG's R&D sites are distributed through five countries. As a result, we exploit the specific innovative potential and cost advantages of the different countries.

In the area of mainframe modernization, our portfolio covers all key client requirements. In expanding our integration line, we focus on innovations that address our clients' major integration problems. Software AG builds on proven competence in all those technologies that are of significance for service-oriented architecture. Comprehensive utilization of available solution elements and standardized components facilitates the rapid and efficient launch of new products.

CentraSite sets new standards for SOA
Our strategic alliance with Fujitsu is particularly important in this context. In 2005, we jointly developed CentraSite, a product that manages integrated business processes in a service-oriented architecture. The product, available since October, combines metadata from both partners' integration products, thereby fulfilling the elementary prerequisites for successful SOA implementation. CentraSite will be marketed and developed further by both companies.

Industry awards furnish proof of the high standard of our R&D activities and the resulting products. During the year under review, one of the distinctions received by Software AG was for the "Best Enterprise Solution". This prestigious award is conferred every year by America's top system integrators, value-added resellers and providers of corporate applications and Internet services.

Sales and Marketing

Global initiatives foster excellence in sales
Customer proximity is a key characteristic of our sales and marketing activities, which are allocated to country managers for organizational purposes. In strengthening direct sales, we apply measures that standardize our sales activities internationally and support them with high competence levels. Active customer management and an exchange of best practice models are significant parts of this process.

Cornerstones of our go-to-market model have been accumulated in our Corporate Business Excellence Center (CBEC) since 2005.The objective of the center is to promote profitable business growth for Software AG in all regions by higher degrees of customer satisfaction and intensified sales activities. Individual initiatives can be effectively coordinated under one roof and quickly implemented. Core elements of the CBEC include:

- High Performance Sales Culture Project: The program encompasses all regions and aims at enhancing the effectiveness of the sales division, stimulating the exchange of information between countries.
- Customer Briefing Center: The contact hub for international key accounts. In 2005, the center installed a community platform for our user groups worldwide.
- Executive Customer Visits: A program that optimizes global customer contacts through management visits.
- The Customer Knowledge Base: For worldwide information, experience and best-practice transfers.

Executive Board and Supervisory Board

Additional area of responsibility in the Executive Board

Dr. Peter Kürpick has been a member of the Executive Board since April 1, 2005. He is responsible for the new department of XML Business Integration and consequently Software AG's integration business. Andreas Zeitler left the Executive Board in May. Alfred Pfaff, previously director of the German SAG Systemhaus GmbH, was appointed as successor for the sales region Central and Eastern Europe/Asia in October. There were no changes to the Supervisory Board.

Personnel

Number of employees on the rise

As of December 31, 2005, Software AG had 2,750 full-time equivalents throughout the world, up 13 percent from 2,438 persons a year earlier. Headcount increased primarily in the Southern and Western Europe/Latin America region, in response to the expansion of our activities in South and Central America and the acquisition of the APS Group. The new hirings focused on the following activity areas: Research and Development, Professional Services, Sales and Pre-Sales. Given the strong international orientation of Software AG, approximately 72 percent of staff works outside Germany.

Headcount by function (full-time positions)

in € millions	2005	2004	Change in percent
Sales and pre-sales	379	310	+ 22
Marketing	84	85	− 1
R&D	377	323	+ 17
Customer service, administration and other	804	766	+ 5
Professional services	1,106	954	+ 16
Temporary project staff	597	527	+ 13

Above and beyond our claims to technological leadership, we want to further knowledge and performance. We therefore seek to promote and support our employees in numerous ways. A central element of this approach is our Corporate University, which was instituted in 2005 and coordinates internal training requirements worldwide. Given Software AG's rigorous market orientation, the fields of Technology, Sales and Marketing are the main focus of training. The syllabus encompasses global management development, customer-first seminars, technical training weeks as well as an evening academy.

Risk report

Risk policy centered on a high degree of security

Profitable growth is Software AG's primary goal. We follow a strategy that is geared to security and to sustainably increasing corporate value. The combination of established and consistent business activities with a future-oriented involvement in promising market segments and regions are characteristic of this strategy.

We place high value on a balanced risk-opportunity ratio in all of our ventures. As a result, we only take on risk in the event that the related opportunities have a high probability of enhancing the value of the Company. A prerequisite in this respect is that the risks appear manageable and controllable on close examination.

Risk management system implemented throughout the Group

Software AG's risk management system is designed to identify discernible risks early on, to assess them accurately and to either avoid them entirely or limit them to the greatest extent possible. Continuous risk observation identifies possible threats, promotes the systematic and timely assessment of the probable overall status and appropriately supports the effectiveness of countermeasures.

Operational risks as well as financial, economic and market threats are all included in our risk observation. Risk areas that have been identified are monitored on an ongoing basis. One of our tools is a balanced scorecard system.

The Executive Board is kept continuously informed of all conceivable current and future risks as well as the overall risk structure via established communication channels. In order to prevent and reduce threats, specifications exist that are applicable throughout the Group; these specifications are constantly updated and compliance is monitored regularly.

Control system with central responsibility

Software AG's risk management system encompasses our headquarters and our regions. Risk prevention throughout the Group is managed and controlled centrally at corporate headquarters. This is where risk reports are prepared, development of the risk management system initiated and guidelines for the entire Group that serve to mitigate risk elaborated. The areas mentioned are also required to review that risk management as well as risk reporting to the Executive Board are both functional and reliable.

Operational risks

Software AG has operationalized business risk by way of internal guidelines on business policy and practice as well as via components of the Internal Control System (ICS). During fiscal 2005 all existing internal guidelines were comprehensively revised based on the criteria of effectiveness and control. Guidelines (Policies) are part and parcel of the internal control system; they are classified in accordance with the various domains (General, Professional Services, Financial Powers and Financial Markets). The policies defined regulate internal processes at a global and local level and assist in monitoring Software AG Group's operating business risks as well as providing a service to management. In order to enhance transparency, these policies are administered and published centrally.

Another component of risk management is the transfer of operating risks to insurance carriers. The General Services department in corporate headquarters coordinates this function worldwide.

Market risks

The growing global presence of Software AG increases our independence from individual regional submarkets. By building up our integration business we are, moreover, decreasing our reliance on developments in the mainframe market. Technical innovations and the expanding integration range increase satisfaction on the part of ETS customers, thereby assuring a broad customer base for Software AG.

Product risks

Software AG's Research and Development uses constant feedback vis-à-vis customer requirements. This ensures market-driven and also highly marketable products. Nevertheless, as in all IT companies, the challenge of optimal allocation of our R&D resources persists. We reduce this risk by implementing the functional triangle (Sales – Marketing – R&D) and by close contact with customers in all industries and countries.

Performance risks

In the area of professional services, orders are frequently generated based on price. In order to counteract the resulting margin reductions, we are currently implementing a process approach that centralizes and considerably tightens the approval process for service contracts.

Sales risks

The complexity of our products requires a high level of experience and expertise on the part of our sales force. In order to assure these requirements, also with respect to indirect sales via our partners, we offer intensive training and favor long-term partnerships.

Litigation risks

As case law on patent rights continues to develop in the U.S. and the European Union, software is increasingly covered by patent protection. Consequent legal proceedings with regard to patents may also impact Software AG. Furthermore, the risk of being involved in litigation in connection with sales disputes also exists. A settlement was made in a lawsuit with a U.S. software company in April 2005. The related risks can therefore be regarded as eliminated.

Risks arising from U.S. export regulations

One of our locations in the U.S. is part of Software AG's R&D network. Development that occurs there is subject to U.S. export regulations. Restrictions exist against exports to countries under U.S. embargo or to companies that are on the U.S. black list. United States export regulations also apply to products in which the provenance of component parts greater than a certain minimum can be traced back to development undertaken in the United States. Failure to respect these export regulations may result in sanctions from the U.S. administration. Software AG, with customers in over 70 countries around the globe, has eliminated this risk by implementing an internal monitoring system.

Safeguarding acquisitions

Software AG is expanding its technological product range by means of selective corporate acquisitions. In order to successfully integrate the companies that have been acquired, we have defined safeguarding processes for the time prior to and after acquisition:

- Pre-acquisition phase: Prior to a takeover, an intensive review is conducted to ascertain whether the technology of the company in question effectively expands Software AG's product portfolio. Every acquisition is preceded by a precise analysis of the financial condition of the target company. Moreover, the question of whether its corporate culture is compatible with ours is explored.
- Post-acquisition phase: Control mechanisms are used in order to identify possible problem areas as quickly as possible. They affect key areas of the acquired company, including Finance, Legal Affairs, Research and Development, Sales, Marketing and Internal Communication.

Personnel risks

Software AG is a technological leader in the business areas in which it operates. As a result, those with expertise in this area are also in demand at other software companies. In order to prevent our employees from being enticed to join other employers, we bind them closely to our company by means of profit-sharing, opportunities in continuing education, and non-competition agreements. Staff turnover in Software AG, both at the Group level and at corporate headquarters, is low.

Exchange rate risks

As an international company, the Software AG Group operates in a variety of currencies and is therefore subject to exchange rate risk. Based on internal guidelines, we utilize derivative financial instruments in order to lessen the impact of exchange rate changes. In addition to hedging existing foreign currency receivables and payables, we also use hedging instruments to protect planned payment streams and income of individual Group companies against changes in value due to exchange rate fluctuations. All exchange rate risks are monitored centrally.

Other financial risks

Due to Software AG's diversified markets and customer structure, no cluster risks exist. Default risks are marginal as a result of the generally high level of credit-worthiness on the part of our customers.

No major impact risks

This overview indicates that risks in the Software AG Group are limited and manageable. No risks have been identified that are likely to jeopardize the continued existence of the Company now or in the future.

Outlook

Economic forecasts continue positive

According to initial calculations, the global economy will again grow by more than 4 percent in 2006. A rise in key interest rates or further increases in oil prices may slow this growth. Less influence, however, is attributed to energy prices than in the previous year, since in 2005 the global economy proved to offer greater resistance to this influence factor than anticipated.

High growth rates on the American continent

Despite rising interest rates, a production increase of 3.4 percent is expected for the United States, Software AG's most important regional market. This again shows the significant role of the U.S. in driving the world economy. In South America, rising domestic demand and a supportive monetary policy have stimulated growth. Chile may be in the lead; CEPAL, the UN research institute, anticipates an expansion rate of 5.5 percent. Economic development in the countries of Latin America will also progress, with a forecasted increase of 3.7 percent.

In Asia, the Chinese economy shows early indications of cooling. This is expected to be expressed in a flatter upward trend in emerging East Asian countries. With its rise of 9 percent in terms of gross domestic product, however, China remains the world's most rapidly growing economy for the time being.

Accelerated economic growth in Europe

The European Commission is forecasting economic growth of 1.5 percent for the EU countries. It is expected that after a long hiatus, private consumption will once again contribute to economic revival in 2006, in addition to export and higher capital expenditures. This is particularly true for Germany, where the gross domestic product at 1.7 percent may grow more significantly according to predictions made by the Institut für Wirtschaftsforschung (Institute for Economic Research). Eastern Europe is expanding faster than the Western European countries.

IT market is benefiting from higher budgets

Global IT growth is picking up in 2006. Growth in the U.S. market may be above average, with Gartner Research assuming a potential rise of 5.5 percent. The market for information technology may also evidence higher growth rates in Europe. Increases in IT budgets amounting to 3 percent are estimated for Western European countries. EITO estimates a market growth rate of 4.2 percent for the European Union. This upswing includes the German market, for which EITO forecasts an increase of 3.6 percent. IDC even considers growth of 4.5 percent to 73 billion dollars within the realm of possibility.

Integration is driving the software market

Companies' intentions to modernize, network and update IT systems will gather force in 2005. A survey conducted by the consulting firm AMR Research among 300 U.S. companies revealed that 71 percent of IT managers place software investment at the top of their lists. According to IDC, key customer interests are in the fields of business process outsourcing, open source and SOA. This dovetails with the results of a Capgemini survey, according to which 82 percent of European and American firms are focused on SOA.

Gartner has already revised its prognosis for our market upwards and now expects an average rise of 2.5 percent from now until 2009 for the Application Integration and Middleware (AIM) market in Europe. The European market volume for integration solutions would then be at a level of 2.33 billion dollars. Until now, analysts had assumed an increase of 0.8 percent a year until 2008. With respect to the global market, Gartner is forecasting an annual increase of 2.7 percent until 2009 to a total of 7.13 billion dollars.

Software AG continues on growth course

Software AG's emphasis is on profitable growth. We are assuming a rise in Group sales by 10 percent and an EBIT margin of between 21 and 23 percent for 2006. For the medium term, we anticipate sales rises approaching 10 percent. Our operating margins are likely to be between 20 and 25 percent. In expanding our business, we are focusing on organic growth. Further technological acquisitions are also possible.

The licensing business will increase significantly in future. We expect sales growth of 18 to 20 percent in 2006. The maintenance business will continue to be stable for the time being; revenues from services are likely to be 12 to 15 percent higher from our current perspective than in the year under review.

Both business divisions evidence further growth potential for 2006. Total ETS revenues should increase by 5 to 7 percent. We are expecting a sales surge of 20 to 30 percent for the XML Business Line. These high rates of increase highlight the integration business as an important contributor to growth for Software AG. Our competence in integrating systems and applications places us in a promising position in this market, which is growing at breakneck speed.

Rising demand for SOA components will further extend our market opportunities. Against this backdrop, we anticipate being able to expand our integration solutions business further. In order to effectively exploit our potential, we aspire to enter into future partnerships with other companies in the integration business. We expect stable sales at the current high level for our mainframe modernization products. Here, too, however, portfolio expansions may lead to further growth, particularly in the BPM division.

Strategic focus in 2006

In order to broaden the base of our profitable growth, we will continue our expansion into emerging markets. The focus will continue to be on countries that have a balanced risk-opportunity profile. In addition, we will continue to add to our strategic alliances, thereby intensifying the positive effects from our network of renowned software companies.

We will push forward with completion of our integration suite in the area of XML Business Integration. Key priorities in the ETS area are continued supplementation of our portfolio and initiatives to attract new customers and enhance customer loyalty.

Initiatives started in the year under review with a view to further developing our internal potential will move into a central focus:

- Human Resources: The emphasis in this area is on the selective advancement of employees engaged in the fields of Marketing, Sales and Professional Services. Development programs for management will also play a part. Programs designed for global implementation will ensure that competence standards are maintained in all areas of Software AG.
- Business Excellence: Within our Global Networked Company we continue to work on improved concepts, processes and work flows. A key starting point is the global implementation of proven processes and methods.

Events after the balance sheet date

On February 23, Software AG established a new subsidiary in Japan, Software AG Ltd., with a share capital of €72,000.

In order to strengthen our market position in the SOA area, Software AG introduced a new integration suite on February 28, 2006. The announcement went hand in hand with a re-branding of the XMLi business line and all associated products under the name crossvision.

Consolidated Financial Statements

Consolidated income statement for the fiscal year ended December 31, 2005

€ thousands	Note	2005	2004
Licensing		131,629	114,214
Maintenance		181,428	182,565
Professional services		122,738	112,828
Other		2,238	1,764
Total revenue	[1]	[illegible]	411,371
Cost of sales	[2]	- 143,501	- 137,402
Gross profit		[illegible]	273,969
Research and development costs	[3]	- 43,193	- 49,004
Selling expenses	[4]	- 109,093	- 89,095
General and administrative expenses	[5]	- 48,334	- 45,298
Operating result		[illegible]	90,592
Income from sale of SAP SI-shares		0	24,539
Other operating income	[6]	13,477	13,557
Other operating expenses	[7]	- 10,984	- 18,310
Earnings before interest, taxes and goodwill amortization		[illegible]	[illegible]
Goodwill amortization		0	- 1,881
Earnings before interest and taxes		[illegible]	[illegible]
Net interest income	[8]	4,736	3,253
Earnings before taxes		[illegible]	[illegible]
Income taxes	[9]	- 37,768	- 33,049
Other taxes	[10]	- 1,607	- 1,412
Net income for the year		[illegible]	[illegible]
of which: attributable to Software AG shareholders		61,625	77,125
of which: attributable to minority interests	[11]	141	114
Earnings per share (basic)	[12]	2.24	2.83
Earnings per share (diluted)	[12]	2.23	2.83
Average number of shares outstanding (basic)		27,529,560	27,266,752
Average number of shares outstanding (diluted)		27,610,743	27,266,752

Consolidated balance sheet

Assets

€ thousands	Note	December 31, 2005	December 31, 2004
Current assets			
Cash on hand and bank balances	[13]	151,767	89,397
Securities	[13]	9,811	29,695
Inventories		335	345
Trade receivables	[14]	138,494	109,674
Other receivables and other assets	[15]	4,766	4,015
Prepaid expenses	[16]	4,549	5,261
		[illegible]	228,387
Non current assets			
Intangible assets	[17]	6,093	1,516
Goodwill	[18]	188,102	174,591
Property, plant and equipment	[19]	46,324	44,274
Financial assets	[20]	2,233	1,592
Trade receivables	[14]	11,780	14,648
Deferred taxes	[21]	35,083	35,677
		[illegible]	282,298
		599,337	510,685

Equity and Liabilities

€ thousands	Note	December 31, 2005	December 31, 2004
Current liabilities			
Financial liabilities	[22]	2,654	3,349
Trade payables	[23]	22,760	21,192
Other liabilities	[24]	27,711	22,279
Other provisions	[25]	25,437	33,257
Tax provisions	[27]	15,711	14,291
Deferred income	[28]	58,579	47,245
		[illegible]	141,613
Non-current liabilities			
Financial liabilities	[22]	1,698	3,490
Other liabilities	[24]	4,201	299
Provision for pensions	[26]	25,108	22,149
Other provisions	[25]	2,544	906
Deferred taxes	[21]	15,502	12,443
Deferred income	[28]	4,444	6,183
		[illegible]	45,470
Shareholders' equity	[29]		
Share capital		84,108	81,800
Capital reserves		20,428	132
Retained earnings		208,143	154,032
Net income attributable to shareholders of Software AG		61,625	77,125
Currency translation differences		- 15,203	- 41,574
Other reserves	[30]	33,506	51,847
Minority interest	[31]	381	240
		[illegible]	323,602
		599,337	510,685

Consolidated statement of cash flows January 1, 2005 to December 31, 2005			
€ thousands	Note	2005	2004
	[32]		
Net income for the year		61,766	77,239
Income taxes		37,768	33,049
Net interest income		- 4,736	- 3,253
Amortization/depreciation of non-current assets		7,937	11,152
Result from sale of SAP SI-shares		0	- 24,539
Result from sale of other assets		146	283
Operating result before changes in working capital		[illegible]	[illegible]
Changes in inventories, receivables and other assets		- 23,936	3,753
Changes in payables and other liabilities		5,395	- 48,907
Income taxes paid		- 33,651	- 22,920
Interest paid		- 4,194	- 2,360
Interest received		9,207	5,353
Net cash provided by operating activities		[illegible]	28,855
Proceeds from the sale of property, plant and equipment/intangible assets		203	166
Investments in property, plant and equipment/intangible assets		- 9,559	- 6,031
Proceeds from the sale of financial assets		3,430	27,371
Investments in financial assets		- 4,128	- 846
Investments in affiliated companies		- 8,989	0
Net cash (used in) provided by investing activities		[illegible]	[illegible]
Proceeds from the issuance of share capital		22,604	0
Dividends paid		- 20,450	0
Repayments of current acquisition-related liabilities and repayments of financial liabilities		- 1,959	- 3,170
Net cash provided by (used in) financing activities		[illegible]	[illegible]
Change in cash and cash equivalents from cash relevant transactions		[illegible]	[illegible]
Effect of foreign exchange rate changes on cash and cash equivalents		[illegible]	[illegible]
Net change in cash and cash equivalents		[illegible]	[illegible]
Cash and cash equivalents at beginning of period		119,092	74,159
Cash and cash equivalents at end of period		[illegible]	[illegible]

Consolidated statement of recognized income and expense		
€ thousands	2005	2004
Currency translation differences	26,371	– 9,234
Net loss from fair value measurement of financial instruments not recognized in income	– 1,250	– 17,345
Net gain/loss from fair value measurement of net investments in foreign operations not recognized in income	– 17,091	6,043
Net loss from the measurement of pension obligations not recognized in income	– 2,564	– 2,422
Total income and expense directly recognized in equity	[illegible]	[illegible]
Net income for the year	61,766	77,239
Total recognized income and expense	[illegible]	[illegible]

General

Basis of presentation

Software AG's consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board (IASB). The IAS/IFRSs applicable as of December 31, 2005 were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC – formerly SIC). The same accounting policies have been applied in these interim financial statements as in the 2004 financial statements.

Software AG is a registered stock corporation under German law with registered offices in Darmstadt. The Company is the parent company of a Group which is active in the fields of software development, software licensing, software maintenance and IT services.

The consolidated financial statements of Software AG are expressed in thousands of euros unless otherwise stated.

Principles of consolidation

The separate financial statements of the companies included in the consolidated financial statements were prepared in accordance with uniform accounting policies pursuant to IFRS as of the balance sheet date of the consolidated financial statements (December 31, 2005). All annual financial statements of the subsidiaries were audited by independent auditors who issued unqualified audit opinions in each case.

With regard to companies founded by Software AG itself, the initial consolidation method applied to business combinations was based on the respective date of foundation. The date of first inclusion in the consolidated financial statements is taken as the date of consolidation for the companies initially consolidated in 1994, i.e. SAG-E, SAG-P, SAG-CH and SIH for the Asian subsidiaries, for SQL and for SAG-IRL. The date of acquisition was selected as the consolidation date for all other companies included in the consolidated financial statements.

The initial consolidation of the companies which were first consolidated prior to December 31, 2002 was performed on the basis of the book value method in accordance with Section 301 (1) Sentence 1 of the German Commercial Code (HGB). Accordingly, the acquisition and start-up costs were offset against the Group's share in equity of the consolidated subsidiaries. Initial consolidation after the transition to IFRS on January 1, 2003 was performed in accordance with IFRS 3 regulations. Subsequent consolidations were derived from the relevant initial consolidation.

Goodwill arising from business combinations was offset against retained earnings for acquisitions prior to January 31, 2001 in accordance with Section 309 (1) of the Commercial Code. Goodwill arising after January 31, 2001 was capitalized in accordance with previously applicable HGB accounting principles and amortized over 10 years, using the straight-line method. In accordance with the option set out in IFRS 1.14, the Company continues to account for business combinations and the resulting goodwill on the date of transition to IFRS in accordance with the German Commercial Code.

Since the transition to IFRS on January 1, 2003 (date of transition), goodwill previously capitalized in line with the Commercial Code is measured in accordance with IAS 36. Thus goodwill was frozen at the carrying amount stated on the date of transition from HGB to IFRS on January 1, 2003 and only written down in case of actual impairments. Goodwill reported on the balance sheet is tested annually for impairment.

Revenue, expenses and income, receivables and payables arising between consolidated companies have been eliminated. Intercompany earnings are eliminated where these were not realized from services to third parties. Group equity and net income attributable to minority interests are reported separately from equity and net income attributable to the parent company.

Scope of consolidation
The consolidated financial statements include Software AG and all of the companies it controls. Control is generally considered to exist if Software AG directly or indirectly controls the majority of voting rights of a company's subscribed capital and/or is in a position to determine the financial and operating policies of a company.

The following affiliated companies are part of Software AG as the parent company:

a) Domestic companies	Share in %	Company code
Software GmbH Marketing, Darmstadt	100	SAG-MK
SAG East GmbH – A Software Company, Darmstadt	100	SAG-ME
SQL Datenbanksysteme GmbH, Berlin	100	SQL
SAG Systemhaus GmbH, Darmstadt	100	SAG-D

b) Foreign companies	Share in %	Company code
Software AG (UK) Limited, Derby/United Kingdom	100	SAG-UK
with its subsidiary		
Software AG Belgium S.A., Brussels/Belgium,	76	SAG-B
in which Software AG also has a direct stake	24	
Software AG France S.A.S, Gentilly/France	100	SAG-F
Software AG Italia S.p.A, Cassina de Pecchi (MI)/Italy	100	SAG-I
Software AG Nederland B.V., Nieuwegein/Netherlands	100	SAG-NL
Software AG Nordic A/S, Taastrup/Denmark	100	SAG-DK
with its subsidiaries		
Software AG Norge A/S, Oslo/Norway	100	SAG-N
Software AG Nordic AB, Kista/Sweden	100	SAG-S
OY Software AG Finland, Helsinki/Finland	100	SAG-SF
Software AG Österreich, Vienna/Austria	100	SAG-A
Software AG Polska Sp. z o.o., Warsaw/Poland	100	SAG-PL
Software AG s.r.o., Prague/Czech Republic	100	SAG-CZ
Software AG Bilgi Sistemleri Ticaret A.S., Istanbul/Turkey	100	SAG-TR
Softinterest Holding AG, Zug/Switzerland	100	SIH
with its subsidiary		
SAG Software Systems AG, Dietikon/Switzerland	100	SAG-CH
Software AG España S.A., Unipersonal, Tres Cantos (Madrid)/Spain	100	SAG-E
with its subsidiaries		
Software AG España Systemhaus, S.L., Unipersonal, Tres Cantos (Madrid)/Spain	100	SAG-ESYS
Software AG Portugal, Alta Tecnologia Informática, Lda., Lisboa/Portugal	100	SAG-P
Software AG Factoria S.A., Santiago/Chile	100	SAG-CHILE
Software AG Latinoamérica, S.L., Tres Cantos (Madrid)/Spain	100	SAG-LATAM
and an indirect stake in		
Software AG Brasil Informática e Serviços Ltda, São Paulo/Brazil	100	SAG-BRAS
Software AG de Puerto Rico, Inc., San Juan/Puerto Rico	100	SAG-PUER
Software AG Venezuela, C.A., Chacao Caracas/Venezuela	100	SAG-VEN
A. Zancani & Asociados, C.A., Chacao Caracas/Venezuela	100	AZA
Software AG de Panamá, S.A., Clayton/Panama	100	SAG-PAN
and an indirect stake in		
Sinsa Móvil, S.A., Clayton/Panama	100	SINSA
Soluciones de Integración de Negocios, S.A., San José/Costa Rica	100	SAG-CR

b) Foreign companies	Share in %	Company code
Software AG, Inc., Reston, VA/USA	100	SAG-USA
with its subsidiaries		
Software AG, LLC, Reston, VA/USA	100	SAG-LLC
and an indirect stake in		
Software AG Australia (Holdings) Pty Ltd., North Sydney/Australia	100	SAG-AUS (Holding)
with its subsidiary		
Software AG Australia Pty Ltd., North Sydney/Australia	100	SAG-AUS
Software AG Funding Corporation, Reston, VA/USA	100	SAG-FUN
Software AG International, Inc., Reston, VA/USA	100	SAG-INT
Software AG (Canada) Inc., Ontario/Canada	100	SAG-CAN
Software AG, S.A. de C.V. (Mexico), Mexico D.F./Mexico	100	SAG-MEX
SGML Technologies Limited, Derby/United Kingdom	100	SGML
Software AG R&D Ireland, Ltd., Wicklow-Town/Ireland	100	SAG-IRL
Software AG (Hong Kong) Limited, Hong Kong/PR of China	100	SAG-HK
Software AG (Singapore) Pte Ltd, Singapore/Singapore	100	SAG-SIN
with its subsidiary		
Software AG (Asia Pacific) Support Centre Pte Ltd, Singapore/Singapore	100	SAG-AP
Software AG (M) Sdn. Bhd., Kuala Lumpur/Malaysia	100	SAG-MAL
Software AG (Philippines), Inc., Pasig City/Philippines	100	SAG-PHI
Software AG South Africa (Pty) Ltd, Bryanston/South Africa	100	SAG-ZA
Software AG (India) Private Limited, Pune/India	51	SAG-IN
Software AG (Shenzhen) Co Ltd, Shenzhen/PR of China	100	SAG-CHINA
Software A.G. (Israel) Ltd, Or-Yehuda/Israel	100	SAG-ISR
and an indirect stake in		
Sabratec Technologies, Inc., New York, USA	100	SAG-ISRUS
SAG Systems RUS Limited Liability Company, Moscow/Russia	100	SAG-RUS

Changes in consolidated group

The following changes in the consolidated group have occurred since December 31, 2004:

The following companies were established in fiscal year 2005:

- Effective as of January 6, 2005, Software AG Factoria S.A., Santiago, Chile, with a share capital of €8 thousand, wholly owned by its parent company, SAG España.
- Effective as of May 27, 2005, Software AG Latinoamérica, S.L., Tres Cantos (Madrid), Spain, with a share capital of €50 thousand, wholly owned by its parent company, SAG España.
- Effective as of July 25, 2005, Software AG (Shenzhen) Co. Ltd., Shenzhen, People's Republic of China, with a share capital of €200 thousand, wholly owned by its parent, company Software AG.
- Effective as of August 3, 2005, SAG Systems RUS Limited Liability Company, Moscow, Russia, with a share capital of €50 thousand, wholly owned by its parent company, Software AG.

- Effective as of August 11, 2005, Software AG Brasil Informática e Serviços LTDA, São Paulo, Brazil, with a share capital of €421 thousand, wholly owned by its parent company, Software AG Latinoamérica.

In addition, the following companies were acquired in fiscal year 2005:

- Effective as of February 3, 2005, Software AG acquired two companies of the Sabratec Group, Software AG Israel (formerly Sabratec Ltd., Israel) and its subsidiary Sabratec Technologies, Inc., USA.

  These companies were initially consolidated as of the closing date. The fixed purchase price including ancillary costs for 100 percent of the shares was €6,159 thousand. In addition, the purchase price includes a variable portion based on future sales. At the time of their acquisition, these companies contributed equity of €1,213 thousand to the consolidated accounts. In fiscal 2004, these acquisitions generated revenues in the amount of €2,185 thousand.

- Effective as of June 29, 2005, the Company acquired the six companies of the APS Group in Central and South America. Two of these companies are located in Venezuela (SAG Venezuela, formerly Análisis Programación y Software, C.A. (APS) and A. Zancani & Asociados, C.A. (AZA)), two in Panama (SAG Panama, formerly Soluciones de Integración de Negocios, S.A. (SINSA) and its subsidiary, Soluciones de Integración Movil, S.A. (SINSA MOVIL)), and one company each in Costa Rica (another subsidiary of SINSA, SAG Costa Rica, formerly Soluciones de Integración Movil, S.A. (SINSA Costa Rica)) and in Puerto Rico (SAG PTO. RICO, formerly XML Partners, Inc. (XML)).

  These companies were initially consolidated as of the closing date. The fixed purchase price including ancillary costs for 100 percent of the shares was €4,102 thousand. In addition, the purchase price contains a variable portion based on future sales and earnings. At the time of acquisition, these companies diminished the Group's equity by €–415 thousand. They generated revenues of €3,551 thousand in fiscal year 2004.

- With effect from August 1, 2005, Software AG acquired Casabac Technologies GmbH in Bammental near Heidelberg, Germany, including its U.S. subsidiary, Casabac Technologies, Inc. These companies were initially consolidated as of the closing date (August 1, 2005). Casabac Technologies GmbH was merged with Software AG, retrospectively effective as of August 1, 2005, as stipulated in the contract dated November 7, 2005. As of December 31, 2005, the company was not yet registered in the commercial register.

  The fixed purchase price including ancillary costs for 100 percent of the shares was €1,531 thousand. In addition, the purchase price includes a variable portion based on future sales. At the time of their acquisition, these companies contributed equity of €75 thousand to the consolidated accounts. In fiscal year 2004, these acquisitions generated revenues in the amount of €270 thousand.

The following companies were wound up in fiscal year 2005:

- Effective as of January 31, 2005, SAG Taiwan, Taiwan
- Effective as of December 8, 2005, IC Group B.V., Netherlands
- Effective as of December 21, 2005, SAG Management Services B.V., Netherlands

There were no other changes in the consolidated group compared to December 31, 2004.

With the approval of the relevant shareholders' meetings, SAG Systemhaus GmbH, Darmstadt; SAG East GmbH – A Software Company, Darmstadt; and SQL Datenbanksysteme GmbH, Berlin, which are included in the consolidated financial statements of Software AG, are exempt from the duty to prepare and publish annual financial statements in compliance with provisions applicable to corporations in accordance with Section 264 (3) Sentence 4 of the German Commercial Code.

Use of estimates

In the preparation of the consolidated financial statements, estimates and assumptions were made for certain items which have an impact on the recognition and measurement of assets, liabilities, income, expenses and contingent liabilities reported. The actual amounts may differ from these estimates.

Currency translation

Financial statements of foreign subsidiaries are translated in accordance with the functional currency concept using the modified closing rate as set out in IAS 21. Since the subsidiaries operate independently from an organizational, financial and business standpoint, the respective local currency is identical with the functional currency.

Income and expenses are translated at the relevant monthly average rate; assets and liabilities are translated at the closing rate, and the respective equity of the subsidiaries is translated at historical rates.

Currency translation differences arising from business combinations are offset against equity and reported in a separate column in the statement of changes in equity.

Currency translation differences related to the elimination of intragroup balances are recognized under other operating income and expenses on the income statement.

In the fixed assets schedule, the balances at the beginning and the end of the fiscal year are translated at the applicable closing rates, and the other items are translated at average rates. Any differences arising from exchange rate changes are shown in a separate column under both cost and accumulated depreciation/amortization as exchange rate differences.

In the local separate financial statements of the consolidated companies, foreign currency receivables and payables are translated at the closing rate. Exchange rate gains and losses not yet realized on the balance sheet date are included in profit or loss for the period, except for translation differences from long-term, inter-company monetary items that are part of a net investment in a foreign company. These differences are recognized directly in equity as other reserves.

The exchange rates used for the translation of the most important currencies have changed as follows compared to the previous year:

Closing rate (€ 1)	Dec. 31, 2005	Dec. 31, 2004	Exchange rate change in %
US dollar	1.1833	1.3640	13.25
Pound sterling	0.6874	0.7063	2.68
Swiss franc	1.5556	1.5435	- 0.78
South African rand	7.4900	7.6700	2.35
Australian dollar	1.6150	1.7510	7.77

Average rate (€ 1)	2005	2004	Exchange rate change in %
US dollar	1.2449	1.2432	- 0.14
Pound sterling	0.6840	0.6785	- 0.80
Swiss franc	1.5482	1.5440	- 0.27
South African rand	7.9065	8.0126	1.32
Australian dollar	1.6311	1.6894	3.45

Accounting policies

Revenue

The revenue of Software AG primarily consists of revenue from granting software licenses – which usually have unlimited time usage, maintenance revenue and revenue from the provision of services. Revenue from granting perpetual licenses is only recognized once a contract has been signed with the customer, any rights to return have expired, the software has been delivered in accordance with the contract, a price has been agreed or can be established, and there is sufficient probability that payment will be made.

Revenue from maintenance business is recognized proportionally over the period of service provision.

Service agreements which are invoiced on the basis of hours performed are recognized in relation to the services performed by the SAG companies.

Pursuant to IAS 11 and IAS 18, revenues and expenses from fixed-price service contracts are recognized in accordance with the percentage-of-completion method if the revenues can be reliably measured, there is sufficient probability that Software AG will receive the economic benefits from the transaction, and all costs incurred for the transaction and all costs expected to be incurred by completion of the service can be reliably established.

Revenues are reported net of discounts, price rebates, customer bonuses and allowances.

Cost of sales

Cost of sales includes all production-related full costs based on normal capacity utilization. In particular, the cost of sales includes the individual unit costs directly allocable to the orders as well as fixed and variable overheads. Borrowing costs are not capitalized as part of cost. No write-downs on inventories were required during the reporting period.

Research and development costs

Research and development costs are recognized as an expense in the income statement as they are incurred.

The creation and development of software involves the use of closely linked, iterative processes between the research and development phases. As a result, expenses incurred for research cannot be strictly separated from those incurred for development. The criteria for the capitalization of development expenses defined in IAS 38.57 in conjunction with 38.53 (revised in 2004) are therefore not fulfilled. Software acquired for a consideration in connection with business combinations is capitalized at cost.

Selling expenses

Selling expenses include costs for personnel, materials, depreciation allocated to the sales cost center as well as advertising costs.

Administrative expenses

Administrative expenses include costs for personnel, materials and depreciation allocated to the administration cost center.

Borrowing costs

In accordance with the provisions contained in IAS 23, interest expenses are recognized in income in the period in which they are incurred.

Cash on hand and bank balances

Software AG classifies cash on hand, bank balances and term deposits with a maturity of up to 3 months as well as current securities as cash and cash equivalents. The securities item includes only current, highly liquid financial instruments which are readily convertible to known amounts of cash and which are only subject to an insignificant risk of changes in value.

The Company classifies all current securities as assets held for trading. The securities are initially recognized at cost on the settlement date. As of the balance sheet date, they are measured at their fair value, with fair value changes being recognized in income.

Inventories

Inventories are recognized at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs until completion and the estimated costs necessary to make the sale.

Trade accounts receivable

Receivables are carried at the fair value applicable at the time the revenues or the consideration given are realized. They are measured at amortized cost less any allowances for bad debt.

Receivables from granting software licenses are recognized only if a contract has been signed with the customer, any rights of return have expired and the software has been delivered in accordance with the contract.

Trade receivables are carried at their nominal value unless specific valuation allowances were necessary to account for credit risks. Longer maturities (more than 1 year) are taken into account by means of market discount rates.

This item also includes services performed under fixed-price contracts which have not yet been invoiced and which are recognized in accordance with the percentage-of-completion-method.

Other receivables and other assets

Other receivables and other assets are measured at cost, written down to the relevant market price.

Prepaid expenses

Prepaid expenses are recognized for prepayments of expenses relating to future periods.

Intangible assets

Intangible assets for which a useful life can be established are measured at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with an indefinite useful life are measured at cost less any accumulated impairment losses.

Goodwill

In accordance with IFRS 3, goodwill is not amortized, but tested for impairment on an annual basis and written down to its fair value in case of impairment.

Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment losses. When items of property, plant and equipment are sold or scrapped, the corresponding cost and any accumulated depreciation are derecognized, and any realized gain or loss from the disposal is recognized in the consolidated income statement.

The cost of items of property, plant and equipment consists of the purchase price, including any import duties and non-refundable purchase taxes and any directly attributable costs required to prepare the asset for its intended use. Any subsequent expenditures, such as service and maintenance charges arising once the asset is put into operation, are recognized as expenses in the period in which they are incurred. Subsequent expenditures relating to an item of property, plant and equipment are only added to the carrying amount of the asset if the expenditure improves the condition of the asset beyond its originally assessed standard of performance. Financing costs are not capitalized as part of the cost.

Items of property, plant and equipment are generally depreciated using the straight-line method in accordance with their useful economic lives.

Buildings	50 years
Improvements to buildings/leasehold improvements	8 – 10 years
Operating and office equipment	3 – 13 years
Computer hardware and accessories	1 – 4 years

The terms of the useful economic life and the methods of depreciation are reviewed on a regular basis to ensure that they are in accordance with the expected economic life of the asset in question.

Assets under construction are recorded as such and are recognized at cost. Depreciation on these items begins only after they have been completed and put into operation.

Impairment of intangible assets and property, plant and equipment
As soon as there are indications that an intangible asset or an item of property, plant and equipment is impaired, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in income. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. The value in use is the present value of estimated future cash flows expected to arise from the continued use of the asset and from its disposal at the end of its useful life.

Impairments losses are reported under costs of the relevant functional area or under other operating expenses.

Depreciation, amortization and impairment of non-current assets amounted to €7,937 thousand in fiscal year 2005.

Financial assets
Investment securities relate to shares in securities funds created to cover the value of employee time accounts in case of insolvency and amount to €187 thousand.

Leases
Non-current assets also include assets provided under lease contracts. Software AG leases computer equipment as well as operating and office equipment. The lease contracts are classified in accordance with IAS 17, under which the lease agreement is evaluated on the basis of the risks and rewards, with the leased asset being allocated to the lessee (finance leases) or the lessor (operating leases).

- Finance leases
  Leased assets are recognized on the balance sheet as both assets and lease obligations in equal amounts. They are carried at the lower of the fair value of the leased asset at the inception of the lease and the present value of the minimum lease payments. The capitalized leased assets are depreciated in accordance with the straight-line method over the useful economic lives of the asset or, if shorter, the lease term. The payment obligations resulting from future lease payments are recognized as financial liabilities.

- Operating leases
  The lease payments under operating leases are recognized as an expense over the term of the lease.

Financial assets and derivative hedging instruments
Generally, financial assets are initially recognized at cost, including transaction costs. Subsequent measurement depends on the classification of the financial assets.

Available-for-sale financial instruments are recognized at their fair value on the balance sheet date (market value). Gains or losses resulting from changes in the market price are recognized directly in equity as other reserves.

Items of financial assets are recognized individually at their fair values if they can be reliably determined. Loans and receivables included in this item that are not held for trading purposes, and financial assets with no published price quotation on an active market and for which the fair value cannot be reliably determined are measured at amortized cost. The carrying amounts are regularly reviewed to determine whether there is significant objective evidence of impairment. Impairments losses are charged against profit or loss for the period.

Deferred taxes
Deferred tax assets and liabilities are recognized for temporary differences between the carrying amounts of the tax base and the consolidated balance sheet as well as with respect to business combinations with an impact on income. The deferred tax assets also include claims for tax reductions resulting from the anticipated use of tax loss carryforwards in subsequent years, the realization of which is deemed reasonably certain.

Deferred taxes are calculated on the basis of tax rates which are anticipated to apply in the relevant countries in accordance with the legal situation prevailing at the time of realization (reversal of tax deferrals).

Deferred tax assets and liabilities are not discounted. The carrying amounts of the recognized assets and liabilities are regularly examined and adjusted if necessary.

Liabilities
Current liabilities are recognized at their repayment or settlement amount.

Non-current liabilities are recorded at amortized cost. Amortized cost is determined using the effective interest rate method by discounting the repayment amount.

Provisions

Provisions are reported if the Company has a current legal or constructive obligation towards a third party due to a past event which is likely to result in a future outflow and for which the amount of the obligation can be reliably estimated. Estimates are regularly reviewed and adjusted.

If the interest rate impact is significant, the present value of expenditures expected to be required to perform the obligation is reported.

Provisions for pensions and similar obligations

Defined benefit plans and defined contribution plans exist with respect to pensions. The pension provisions are calculated using actuarial principles in accordance with the projected unit credit method set out in IAS 19. This approach takes into account anticipated future increases in pensions and salaries in addition to the pensions known at the balance sheet date.

Provisions for pensions are measured in accordance with the amendment to IAS 19 issued in December 2004. Accordingly, they are reported at the full present value of the defined obligation, adjusted for the present value of the reinsurance cover taken out for defined benefit obligations, and reduced by the present value of the plan assets accumulated to ensure pension payments. The changes in the actuarial gains/losses compared to the previous year are excluded from income and allocated directly to retained earnings.

German pension obligations are calculated on the basis of the biometric calculations in the 2005G mortality tables of Prof. Dr. Klaus Heubeck.

Since employees do not receive illness-related allowances either in Germany or abroad, calculation of costs related to health care plans is not required.

Software AG does not incur any obligations for defined contribution plans other than premium payments to life insurance policies and contributions to special-purpose funds. These payments are recognized in profit or loss for the period.

Deferred income

Deferred income consists of advance payments received from customers relating to maintenance revenue. The deferred item is reversed and the income is recognized in the period in which Software AG provides the services.

Notes to the consolidated income statement

(1) Revenue

License and maintenance revenues can be broken down by business line as follows:

€ thousands	XML		ETS		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Licensing	30,272	26,080	96,026	85,907	5,331	2,227	131,629	114,214
Maintenance	22,852	21,162	156,123	156,738	2,453	4,665	181,428	182,565
Product sales	[illegible]	47,242	[illegible]	242,645	[illegible]	6,892	[illegible]	296,779

Service revenues

Service revenues include sales of €15,315 thousand, recognized in accordance with the percentage-of-completion method. The individual revenue and expense components of this item can be broken down as follows:

€ thousands	2005	2004
Costs accumulated over the term of a project (multi-year) and not yet invoiced	21,801	12,868
Expenses recognized in 2005	14,625	11,943
Advance payments received	1,357	753
Recognized profits	690	2,587
Revenue recognized under the POC method in 2005	15,315	14,530
Retentions	0	28

(2) Cost of sales

Cost of sales amounted to €143,501 thousand (2004: €137,402 thousand) and primarily consist of personnel expenses of the customer support and professional services business as well as purchased services in the service business.

(3) Research and development expenses

The research and development expenses of €43,193 thousand (2004: €49,004 thousand) mainly contain personnel expenses for product development and the related IT expenses.

(4) Selling expenses

Selling expenses amounted to €109,093 thousand (2004: €89,095 thousand). In addition to the personnel expenses relating to the sales division, these costs mainly include marketing expenses. The large increase compared to the prior year resulted mainly from the expansion of marketing activities.

(5) General and administrative expenses

General and administrative expenses amounted to €48,334 thousand (2004: €45,298 thousand). They include administrative expenses which are attributable neither to cost of sales nor to sales activities.

(6) Other Operating Income

Other operating income includes the following items:

€ thousands	2005	2004
Foreign exchange gains	5,653	5,589
Income from the reversal of provisions	3,370	2,087
Rental income	2,659	2,868
Other income	1,795	3,013
	[illegible]	13,557

(7) Other operating expenses

Other operating expenses result from the following items:

€ thousands	2005	2004
Foreign exchange losses	5,740	3,912
Legal costs	1,371	11,080
Costs related to vacant premises	0	2,130
Other expenses	3,873	1,188
	[illegible]	18,310

The legal costs of €1,371 thousand relate to expenses for litigation settled in 2004.

Legal costs are generally shown under general and administrative expenses, except for legal proceedings which are likely to incur high costs. Such costs are reclassified as other operating expenses.

(8) Net interest income

Due to a further increase of the net cash position and increasing market interest rates, higher net interest income of €4,736 thousand was generated compared to the previous year.

Net interest income consists of:

€ thousands	2005	2004
Interest income	8,929	5,612
Interest expense	– 4,193	– 2,359
[illegible]	[illegible]	3,253

(9) Income Taxes

Taxes on income can be broken down as follows:

€ thousands	2005	2004
Current domestic taxes	– 9,718	– 2,674
Current foreign taxes	– 24,701	– 21,575
[illegible]	[illegible]	– 24,249
Deferred domestic taxes	– 3,602	– 9,800
Deferred foreign taxes	253	1,000
[illegible]	[illegible]	– 8,800
[illegible]	[illegible]	– 33,049

Deferred taxes are calculated on the basis of tax rates which have been enacted or substantively enacted in accordance with tax laws in the relevant countries at the expected date of realization. In Germany, the uniform corporate income tax rate is 25 percent. Taking into account an average municipal trade tax collection rate and a solidarity surcharge of 5.5 percent on corporate tax, the income tax rate for domestic companies is 39.9 percent (2004: 39.9 percent). Tax rates abroad range between 4.3 percent and 38 percent (previous year: between 4.3 percent and 37 percent).

As in the previous year, there were no material gains from claiming tax loss carrybacks in 2005.

No material changes occurred as a result of the change in the respective local tax rates. The introduction of new local taxes did not have an impact on deferred taxes.

In addition, the consistent application of the Company's accounting policies did not result in any additional tax expenses or tax credits.

The income tax expense of €-37,768 thousand reported in fiscal year 2005 (2004: €-33,049 thousand) is €-1,946 thousand less than the expected income tax expense of €-39,714 thousand (2004: €-44,005 thousand) which would result from applying the domestic tax rate of 39.9 percent (2004: 39.9 percent) at Group level. The difference between the expected and current tax expense can be attributed to the following:

€ thousands	2005	2004
Earnings before income tax	[illegible]	110,288
Expected income tax (39.9%; 39.9%)	-39,714	-44,005
Tax rate-related adjustments	3,272	15,505
Tax back payment	-4,588	-222
Tax decreases (-)/tax increases (+) due to tax-exempt income or non-tax deductible expenses	16	-438
Other adjustments	3,246	-3,889
Reported income tax expense	[illegible]	-33,049

Other adjustments primarily include changes due to remeasurement of deferred tax assets related to tax loss carryforwards of €4,385 thousand (2004: €-737 thousand). In the previous year, other adjustments included €-1,166 thousand for resolved dividend payments of subsidiaries for the subsequent year.

(10) Other taxes

Other taxes mainly include property taxes, vehicle tax and non-deductible value added tax.

(11) Minority interests

Minority interests relate to the 49 percent stake in the joint venture, Software AG (India) Pvt., Pune, India (SAG-IN), which was established together with iGate Solution Limited in 2003.

(12) Earnings per share

Earnings per share were calculated by dividing net income for the period attributable to Software AG's shareholders by the weighted average number of shares outstanding during the reporting period and have been presented accordingly. Software AG has only issued common shares. In the fourth quarter of 2005, the weighted average number of shares amounted to 27,984,683. In fiscal year 2005, the weighted average number of shares amounted to 27,529,560.

Since all three criteria for exercising options as set out in the first stock option plan for members of the Executive Board, officers and other employees were met in the course of 2005, 666,605 stock options were exercised during the third quarter and 102,652 stock options during the fourth quarter. Thus a total of 769,257 stock options was exercised in 2005. The exercising criteria for another 81,183 options were also met. These options may therefore be exercised until 2008, provided the share price at the time of exercised is at least €30. Therefore, diluted earnings per share were calculated for these potential shares using the treasury stock method and presented for the reporting period. Diluted earnings per share were calculated by dividing net income for the period attributable to Software AG shareholders by the number of shares in issue and the exercisable stock options.

Notes to the balance sheet

(13) Cash on hand and bank balances, securities

Cash and cash equivalents consist of cash on hand and bank balances as well as current securities. In 2005, cash and cash equivalents increased by €42,486 thousand to €161,578 thousand. This increase mainly resulted from the positive cash flow from operating activities amounting to €55,702 thousand, reduced by the negative cash flow from investing activities of €19.043 thousand. The Company received additional cash inflows of €22,604 thousand in the form of a capital increase resulting from the exercise of employee stock options. Dividends amounting to €20,450 thousand were paid to shareholders.

(14) Trade receivables

Trade receivables contained:

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Trade receivables with a maturity of less than 1 year	129,768	103,282
Uninvoiced services	8,726	6,392
	[illegible]	[illegible]
Trade receivables with a maturity of more than 1 year	11,780	14,648
	[illegible]	[illegible]

(15) Other receivables and other assets

Other receivables and other assets mainly consist of receivables due from tax authorities based on input taxes as well as rent deposits.

(16) Prepaid expenses

Prepaid expenses primarily include advance payments made by Software AG under license and lease agreements. This item is reversed and the expense recorded in the period in which the services are provided by the corresponding contracting party.

Non-current assets

Fixed asset schedule in fiscal year 2005

€ thousands	Goodwill	Intangible assets	Land and buildings	Operating and office equipment	Financial assets	Total
Cost						
Balance as of Jan. 1, 2005	218,245	29,914	58,825	46,278	6,353	
Currency translation differences	−39	103	1,376	1,771	0	3,211
Additions from consolidated group	11,404	4,978	34	662	0	17,078
Additions	2,146	1,195	3,439	4,776	4,072	15,628
Disposals	0	−175	−11,522	−8,445	−3,431	−23,573
Balance as of Dec. 31, 2005	231,756	36,015	52,152	44,992	6,994	
Accumulated depreciation/amortization						
Balance as of Jan. 1, 2005	−43,654	−28,398	−25,171	−35,608	−4,761	
Currency translation differences	0	−134	−1,160	−1,515	0	−2,809
Additions from consolidated group	0	−152	−15	−446	0	−613
Additions	0	−1,302	−2,069	−4,566	0	−7,937
Disposals	0	64	11,467	8,263	0	19,794
Balance as of Dec. 31, 2005	−43,654	−29,922	−16,948	−33,872	−4,761	
Net book value as of Jan. 1, 2005	174,591	1,516	33,654	10,670	1,592	
Net book value as of Dec. 31, 2005	188,102	6,093	35,204	11,120	2,233	

(17) Intangible assets

This item mainly includes software licenses and customer bases gained in connection with acquisitions.

(18) Goodwill

As of December 31, 2005, goodwill of €174,591 thousand had resulted from the acquisition of the Software AG USA Group as of February 1, 2001 as well as the acquisition of the two Sabratec companies in Israel and in the USA on February 3, 2005 resulting in goodwill of €6,723 thousand, the acquisition of the APS Group in South America on June 29, 2005 resulting in goodwill of €4,642 thousand, and the acquisition of Casabac Technologies GmbH, Bammental near Heidelberg, including its U.S. subsidiary, resulting in goodwill of €2,146 thousand. Goodwill related to the Software AG USA Group had been fully amortized over ten years by December 31, 2002 in accordance with the HGB accounting regulations applicable at that time.

(19) Land and buildings

Land and buildings are exclusively reported in the non-current assets of the parent company as well as the Spanish subsidiary. In both cases, this refers to the central administrative buildings of these companies.

Capital expenditure of €3,473 thousand primarily relates to expenses for leasehold improvements in connection with the relocation of the U.S. subsidiary to new office buildings.

(19) Operating and office equipment

Operating and office equipment mainly includes office furniture and IT equipment acquired under finance leases.

The capital expenditure of €5,438 thousand primarily relates to expenses for the relocation of the U.S. subsidiary as well as ongoing renovation measures at the main administrative building in Darmstadt.

(20) Financial assets

Financial assets mainly reflect assets held to cover the value of long-term employee time accounts in case of insolvency.

(21) Deferred tax assets and liabilities

Deferred tax assets and liabilities, which were determined for the individual balance sheet items using the liability method, are as follows:

	Deferred tax assets		Deferred tax liabilities	
€ thousands	**2005**	**2004**	**2005**	**2004**
Securities	313	290	335	819
Current assets	3,147	39	333	304
Goodwill	6,157	5,482	0	0
Intangible assets	0	0	1,831	0
Property, plant and equipment	1,873	1,514	3,438	3,471
Tax loss carryforwards	20,901	27,021	0	0
Current liabilities	3,926	5,667	8,271	6,813
Non-current liabilities	6,923	7,746	16,119	22,015
Business combinations	- 6,157	- 5,482	- 14,825	- 20,979
	[illegible]	[illegible]	[illegible]	[illegible]
Write-downs	- 2,000	- 6,600	0	0
	[illegible]	[illegible]	[illegible]	[illegible]

Deferred tax assets on tax loss carryforwards decreased over the prior year by €6,120 thousand (2004: €2,762 thousand). This mainly resulted from the continued utilization of loss carryforwards, especially at Software AG.

Write-downs on deferred tax assets are made when some uncertainty exists as to their recoverability. To determine these write-downs, all positive and negative factors that might impact the future taxable profit are taken into consideration. The related estimates may be subject to changes depending on future developments. In 2005 and 2004, write-downs exclusively related to tax loss carryforwards of the parent company, which were reversed in 2005 in the amount of €4,600 thousand since the negative influencing factors ceased to exist.

The tax loss carryforwards in the Group totaled €74,608 thousand as of December 31, 2005 (2004: €87,386 thousand). Generally, these items may be carried forward to future periods without limit of time, except for a partial amount of €8,634 thousand (2004: €6,269 thousand).

Deferred taxes on retained profits at foreign subsidiaries have not been taken into account since it is planned to use these profits to maintain the companies' value and to expand their business volumes.

Tax provisions of €1,166 thousand were recognized as of December 31, 2004 for tax liabilities resulting from resolved dividend payments of foreign subsidiaries in fiscal year 2005.

In fiscal year 2005, deferred tax liabilities totaling €1,168 thousand were recognized directly in equity. These tax liabilities mainly resulted from actuarial gains/losses recognized directly in equity based on changes in the present value of defined benefit obligations as well as from financial instruments also recognized directly in equity.

(22) Financial liabilities

Financial liabilities can be broken down as follows:

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Current financial liabilities		
Liabilities from finance leases	2,032	2,114
Bills payable	622	1,235
	[illegible]	[illegible]
Non-current financial liabilities		
Liabilities from finance leases	1,698	3,490
	[illegible]	[illegible]

As of December 31, 2005, financial liabilities resulting from finance leases consisted of:

	Up to 1 year	1 – 5 years	More than 5 years	Total
Contractually agreed payments	2,236	1,765	0	4,001
Interest received	– 204	– 67	0	– 271
Present value of lease payments	2,032	1,698	0	3,730

(23) Trade Payables

Trade payables can be broken down as follows:

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Payables to suppliers	21,933	19,787
Payments received on account of orders	827	1,405
	[illegible]	21,192

(24) Other liabilities

Other liabilities include the following items:

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Other current liabilities		
Liabilities due to employees	8,547	6,671
Tax liabilities	8,459	7,614
Liabilities for social security	3,544	2,746
Remaining liabilities	7,161	5,248
	[illegible]	22,279
Other non-current liabilities		
Tax liabilities	93	126
Liabilities due to employees	363	76
Outstanding purchase price payments (acquisitions)	3,672	0
Remaining liabilities	73	97
	[illegible]	299

(25) Other provisions

€ thousands	Other provisions for personnel expenses	Restructuring provisions	Miscellaneous other provisions	Total other provisions
Balance on Jan. 1, 2005	12,689	7,506	13,968	[illegible]
Currency translation	555	83	737	1,375
Changes in scope of consolidation	0	0	7	7
Additions	12,906	1,070	7,891	21,867
Utilizations	–10,060	– 3,604	– 6,651	– 20,315
Reversals	– 894	– 3,511	– 4,711	– 9,116
Balance on Dec. 31, 2005	15,196	[illegible]	[illegible]	[illegible]
of which with a remaining term of more than 1 year	1,236	0	1,308	2,544

Miscellaneous other provisions

Miscellaneous other provisions include:

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Bonuses	5,229	1,610
Litigation risks	1,478	4,673
Rental payment obligations	1,014	4,857
Guarantee obligations for PS projects	344	476
Impending losses for PS projects	125	466
Asset retirement obligations	765	460
Auditing fees	530	492
Other taxes	557	566
Miscellaneous	1,199	368
	[illegible]	13,968

(26) Provisions for pensions

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Balance on January 1	22,149	19,666
Currency translation	319	– 45
Additions	3,527	2,940
Utilizations	– 887	– 385
Reversals	0	– 27
Balance on December 31	[illegible]	22,149

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Provisions for pensions (abroad)	14,790	13,317
Provisions for pensions (domestic)	10,318	8,832
[illegible]	[illegible]	22,149

Pension commitments in Germany consist of fixed commitments to a selected group of people.

These commitments are partly covered by life-insurance policies. The remaining defined benefit obligations abroad are covered to a large extent by external funds.

Actuarial assumptions

in %	German plans*)		Non-German plans*)	
	2005	2004	2005	2004
Discount rate	4.0	4.5	4.8	5.2
Future salary increases	0.0	0.0	4.0	4.0
Future pension increases	1.7	0.0	2.7	2.7
Expected return on plan assets	4.5	4.5	6.5	6.6

*) weighted average for individual plans

Since fixed pension commitments independent of individual salaries are granted in the case of German plans, salary increases are assumed to be 0.0 percent.

Pension commitments outside of Germany are calculated according to country-specific accounting principles and parameters.

Due to the fact that pension commitments in Germany are exclusively invested in life-insurance policies, the expected return on plan assets corresponds to the minimum return stated by the insurance company.

The expected return on plan assets for non-German plans was calculated as an expected weighted average of the individual asset classes. The expected returns on such asset classes was determined on the basis of the relevant local capital market conditions.

The computation of the pension expenses is based on planned service cost and the expected return on plan assets. The changes in the defined benefit obligations and plan assets are as follows:

Changes in defined benefit obligations (DBO)

	German plans		Non-German plans	
€ thousands	2005	2004	2005	2004
DBO on January 1	[illegible]	9,257	[illegible]	25,749
Service cost	160	165	1,402	1,386
Past service cost	77	0	0	0
Interest expense	394	394	1,632	1,455
Actuarial gains (–)/losses (+)	1,517	37	4,262	2,998
Pension payments	– 433	– 389	– 320	– 102
Exchange differences	0	0	– 81	– 223
DBO on December 31	[illegible]	[illegible]	[illegible]	[illegible]

Changes in plan assets

	German plans		Non-German plans	
€ thousands	2005	2004	2005	2004
Fair value of plan assets as of January 1	[illegible]	[illegible]	[illegible]	16,169
Return on plan assets	32	20	1,254	1,129
Employer contributions	194	194	1,996	1,708
Employee contributions	0	0	127	0
Compensation for pension entitlements	0	144	0	0
Actuarial gains (–)/losses (+)	3	3	1,896	225
Pension payments	0	0	– 320	– 102
Exchange differences	0	0	469	– 83
Fair value of plan assets as of December 31	[illegible]	[illegible]	[illegible]	17,946
Provisions for pensions	[illegible]	[illegible]	[illegible]	[illegible]

The differences between the expected defined benefit obligations, plan assets and pension provisions, and the actual values are as follows:

€ thousands	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
DBO		49,337	40,727	35,006	32,647
Expected DBO	52,534	48,546	40,805	35,949	33,760
Difference between expected DBO and actual DBO in € thousands		- 791	78	943	1,118
Difference between expected DBO and actual DBO in %		- 1.6	0.2	2.7	3.4
Plan assets		24,229	18,578	15,340	13,208
Expected plan assets	25,912	24,675	19,640	16,218	17,691
Difference between expected plan assets and actual plan assets in € thousands		- 446	- 1,062	- 878	- 4,483
Difference between expected plan assets and actual plan assets in %		- 1.8	- 5.7	- 5.7	- 33.9
Provisions for pensions		25,108	22,149	19,666	19,434
Expected provisions for pensions	26,622	23,871	21,165	19,731	16,069
Difference between expected provisions and actual provisions in € thousands		- 1,237	- 984	65	- 3,365
Difference between expected provisions and actual provisions in %		- 4.9	- 4.4	0.3	- 17.3

With regard to provisions for pensions, the differences between expected and actual figures were always below 5 percent, with the exception of fiscal year 2002 where the expected amount of plan assets could not be achieved due to the weakness of the capital markets.

The defined benefit obligations by type of funding are as follows:

€ thousands	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
DBO fully funded	38,158	30,657	24,954	23,379
DBO partly funded	9,335	7,704	7,863	7,574
DBO without funding	1,844	2,366	2,189	1,689
	[illegible]	[illegible]	[illegible]	[illegible]

The plan assets used to fund the pension provisions can be broken down as follows:

€ thousands	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
Shares	17,760	9,546	7,518	4,872
Bonds	5,141	5,328	6,220	5,390
Life insurance policies	861	632	271	186
Other	467	3,072	1,331	2,760
	[illegible]	[illegible]	[illegible]	[illegible]

In total, the pensions provisions have changed as follows since the date of transition (January 1, 2003):

€ thousands	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Jan. 1, 2003
Defined benefit obligation (DBO)	49,337	40,727	35,006	32,642
Present value of plan assets	- 24,229	- 18,578	- 15,340	- 13,208
Provisions for pensions	[illegible]	22,149	19,666	19,434

The realized gains on plan assets changed as follows:

€ thousands	2005	2004	2003
Realized gains	1,286	1,377	818

Since the realized gains on plan assets differ only insignificantly from the planned gains, an analysis of planned and actual data is not presented here.

Expected contributions from the Software AG Group to plan assets for fiscal year 2006 amounted to €1,704 thousand.

Actuarial gains and losses, taking into account deferred taxes, changed as follows since the date of transition (January 1, 2003):

€ thousands	Accumulated	2005	2004	2003
Actuarial gains	1,826	1,327	279	223
Actuarial losses	7,026	3,891	2,701	434
Net actuarial loss	[illegible]	[illegible]	[illegible]	[illegible]
of which included in retained earnings	4,986	2,564	2,422	0
of which recognized as an expense	214	0	0	214

Expenses related to pension obligations recognized in income can be broken down as follows:

€ thousands	2005	2004*
Service cost	1,562	1,551
Past service cost	77	0
Interest cost less income return on plan assets	740	700
	[illegible]	[illegible]

*) Prior-year figures have been adjusted by the returns on plan assets.

This expense was recognized in the income statement as follows:

€ thousands	2005	2004*
Cost of sales	416	644
Research and development costs	108	235
Selling expenses	791	597
General and administrative expenses	324	775
Net interest income	740	0
	[illegible]	[illegible]

*) Prior-year figures have been adjusted by the returns on plan assets.

(27) Tax provisions

€ thousands	2005	2004
Balance on January 1	[redacted]	
Currency translation	185	28
Additions	10,363	8,475
Utilizations	– 9,128	– 5,140
Reversals	0	– 1
Balance on December 31	[redacted]	

(28) Deferred income

Deferred income consists of advance payments received from customers relating to revenue from maintenance contracts. The deferred item is reversed and the income recognized in the period in which Software AG provides the services.

(29) Shareholders' equity

The change in shareholders' equity is shown in the statement of changes in equity as of December 31, 2005, as follows.

Consolidated statement of changes in equity in fiscal year 2004

€ thousands	Ordinary shares Number	Ordinary shares Share capital	Capital reserve	Retained earnings	Net income attributable to shareholders of Software AG	Currency translation differences	Other reserves	Minority interest	Total
Equity as of Jan. 1, 2004	27,266,752	81,800	132	156,454	0	– 32,340	63,149	126	269,321
Net income					77,125			114	77,239
Currency translation differences						– 9,234			– 9,234
Net loss from fair value measurement of financial instruments not recognized in income							– 17,345		– 17,345
Net gains from fair value measurement of net investments in foreign operations not recognized in income							6,043		6,043
Net loss from fair value measurement of pension obligations not recognized in income				– 2,422					– 2,422
Equity as of Dec. 31, 2004	27,266,752	81,800	132	154,032	77,125	– 41,574	51,847	240	323,602

Consolidated statement of changes in equity in fiscal year 2005									
€ thousands	Ordinary shares Number	Share capital	Capital reserve	Retained earnings	Net income attributable to shareholders of Software AG	Currency translation differences	Other reserves	Minority interest	Total
Equity as of Jan. 1, 2005	27,266,752	81,800	132	231,157	0	-41,574	51,847	240	323,602
Issuance of new shares	769,257	2,308	19,242						21,550
Stock options (IFRS 2)			1,054						1,054
Net income for the year					61,625			141	61,766
Dividend payment				-20,450					-20,450
Currency translation differences						26,371			26,371
Net loss from fair value measurement of financial instruments not recognized in income							-1,250		-1,250
Net loss from fair value measurement of net investments in foreign operations not recognized in income							-17,091		-17,091
Net loss from the measurement of pension obligations not recognized in income				-2,564					-2,564
Equity as of Dec. 31, 2005	28,036,009	84,108	20,428	208,143	61,625	-15,203	33,506	381	392,988

Conditional capital

The following conditional capital existed as of December 31, 2005:

1.) Up to €2,766,000 divided into up to 921,866 bearer shares to provide for subscription rights under the first stock option plan (Management Incentive Plan I, or MIP I) for members of the Executive Board and officers in the Group. The requirements of this program and the status of allocations and exercising options are presented under other disclosures/stock-based compensation programs.

   As a result of the options being exercised by Company officers and former members of the Executive Board during 2005, the Executive Board made partial use of this authorization for a conditional capital increase in the amount of €591 thousand, divided into 197,096 bearer shares.

2.) Up to €3,000,000 into a maximum of 1,000,000 bearer shares to provide for subscription rights under the second stock option plan (Management Incentive Plan II, or MIP II) for members of the Executive Board and officers of the Software AG Group. The requirements of this program and the status of allocations and exercising options are presented under other disclosures/stock-based compensation programs.

   The Executive Board did not make use of the authorization to service the options granted under MIP II prior to December 31, 2005.

3.) Up to €33,000,000 divided into a maximum of 11,000,000 bearer shares, each with a proportional share in the share capital of €3, for the purpose of granting option rights and agreeing on option obligations arising from bonds with warrants or granting conversion rights and agreeing on conversion obligations to bearers of convertible bonds in a total nominal amount of up to €500,000,000 and a term not exceeding 15 years in accordance with the terms and conditions of the bonds, as resolved at the Annual Shareholders' Meeting on May 13, 2005. Pursuant to this authorization, the Executive Board may, with the consent of the Supervisory Board, resolve until May 12, 2010 that the rights presented may be issued by Software AG or a directly or indirectly held wholly-owned affiliate of Software AG.

In this respect, the shareholders are to be granted subscription rights except in the following cases:

The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.

Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' subscription rights in full provided it has come to the conclusion that the issue price of the bonds with warrants or convertible bonds is not significantly lower than their hypothetical market value arrived at by using accepted methods, in particular financial calculation methods, after having conducted a review in accordance with its professional duties. However, this authorization to exclude subscription rights only applies to bonds with warrants and convertible bonds with option or conversion rights or with share-based option or conversion obligations at a proportional amount of the registered share capital not to exceed €8,180 thousand, or 10 percent of the registered share capital in existence at the time the authorization is acted upon.

The Executive Board did not make use of this authorization prior to December 31, 2005.

Authorized capital

As of December 31, 2005, the Executive Board is also authorized, with the consent of the Supervisory Board, to increase the Company's registered share capital on one or more occasions on or before April 27, 2006 by up to a total of €36,273 thousand by issuing up to 12,090,875 new bearer shares against cash contributions and/or contributions in kind (authorized capital). In this respect, the shareholders are to be granted subscription rights except in the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.

- Subject to the consent of the Supervisory Board, the Executive Board is further authorized to exclude subscription rights for capital increases against contributions in kind for purposes of acquiring equity investments or companies in part or in whole.

- Subject to the consent of the Supervisory Board, the Executive Board is also authorized to exclude subscription rights for capital increases against cash contributions if the capital increases resolved on the basis of this authorization do not, in total, exceed 10 percent of the registered share capital at the time the authorization is first acted upon and if the issue price is not significantly lower than the stock market price.

- Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude subscription rights for a nominal amount not exceeding €4,787 thousand in total for the purpose of offering the new shares to the employees of the Company and its affiliated companies as defined in Sections 15 et seq. of the German Stock Corporation Act (AktG) as part of an employee stock ownership plan. The new shares may also be transferred to a bank, provided they will be held exclusively for the purpose of being acquired by entitled employees in accordance with the Company's instructions.

As a result of the options being exercised by employees during 2005, the Executive Board made partial use of this authorization for a conditional capital increase in the amount of €1,716 thousand, divided into 572,161 bearer shares.

Acquisition of Company shares

Pursuant to the resolution adopted at the Annual Shareholders' Meeting on May 13, 2005, the Company is authorized to purchase on or before November 12, 2006 Company shares having a proportional interest in the registered share capital of up to a total of €8,180 thousand. The Company shares may be purchased on the stock market or through a public purchase offer directed to all shareholders of the Company. If the shares are purchased on the stock market, the consideration for the purchase of the shares may not be more than 10 percent higher or lower than the average listed price on the Frankfurt Stock Exchange over the five trading days prior to the purchase. If the shares are purchased via a public purchase offer, the consideration for the purchase of the shares may be up to 20 percent higher or lower than the average listed price on the Frankfurt Stock Exchange on the fifth to ninth trading days prior to publication of the offer. The offer may stipulate a preferential acceptance of a smaller number of shares of up to 100 units per shareholder.

The Executive Board is authorized, subject to the Supervisory Board's consent, to take the following action in relation to Company shares acquired:

- It may sell Company shares in a manner other than via the stock market or by means of a public offer to all shareholders, if the shares are sold at a price that is not significantly lower than the stock market price of Company shares which have the same terms and features as of the date of sale. This authorization is limited to shares with a proportional interest in the registered share capital not exceeding a total of €8,180 thousand.

- The Executive Board is further authorized, subject to the exclusion of the shareholders' subscription rights, to sell the shares to third parties, provided such sale takes place for the purpose of acquiring companies in part or in whole and/or equity investments.

- The Executive Board may offer the shares for purchase by the members of the Executive Board and officers of the Company and affiliated companies as part of the second stock option plan for members of the Executive Board and officers of the Company.

- In compliance with the terms and conditions of the bonds, the Executive Board may deliver the shares to the holders of warrants or convertible bonds issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company.

- In the event of a sale of Company shares acquired by way of an offering to all shareholders, the Executive Board will be authorized to grant the holders of the warrants and convertible bonds issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company a subscription right to the shares equivalent to that to which the warrant or bondholders would be entitled after exercising the option or conversion rights or after the performance of the option or conversion obligation.

- The Executive Board may redeem Company shares acquired in whole or in part without any additional resolution by the Annual Shareholders' Meeting.

- The authorization to purchase or use the Company's own shares may be exercised either in whole or in part (and in the latter case, more than once). Company shares may be purchased for one or more of the aforementioned purposes.

The Executive Board had not made use of its authorization to acquire Company shares prior to December 31, 2005.

Dividend payment
Pursuant to the proposal of the Executive Board and the Supervisory Board, the Annual Shareholders' Meeting resolved on May 13, 2005 to appropriate €20,450 thousand of the net retained profits of €62,955 thousand for 2004 of Software AG, the parent company of the Group, for the payment of dividends, corresponding to a dividend of €0.75 per share, and to carry forward €42,505 thousand of such amount.

Executive Board and the Supervisory Board propose to the Annual Shareholders' Meeting to appropriate €22,429 thousand of the net retained profits of €60,465 thousand for 2005 of Software AG, the controlling Group company, for the payment of dividends, corresponding to a dividend of €0.80 per share, and to carry forward €38,036 thousand of such amount.

(30) Other reserves

Other reserves include differences resulting from the currency translation of the financial statements of economically independent foreign subsidiaries into the reporting currency. The effects from the measurement of financial instruments not recognized in profit or loss are also included in this item. Translation differences from monetary items primarily consisting of net investments in an economically independent foreign entity are also recorded under this item. The amounts are recognized on an after-tax basis.

€1,157 thousand of the unrealized minority interests recognized in other reserves as of December 31, 2004 were recognized in income in the year under review.

(31) Minority interest

Minority interests relate to the 49 percent stake in a joint venture, Software AG (India) Pvt., Pune, India (SAG-IN), which was established together with iGate Global Solutions Limited in 2003.

(32) Notes to the statement of cash flows

Cash and cash equivalents of €161,578 thousand are composed of the balance sheet items "Cash on hand and bank balances" (€151,767 thousand) and the item "Securities" (€9,811 thousand). The securities item includes predominantly current, highly liquid financial instruments which are only subject to an insignificant risk of changes in value.

Cash flow from operating activities includes payments for restructuring totaling €3,604 thousand, as well as interest paid (€4,194 thousand) and interest received (€9,207 thousand). Cash outflows for investments in property, plant and equipment and intangible assets primarily result from reconstruction measures in the main administrative building and the building of SAG-USA, the purchase of operating and office equipment as well as hardware and software.

Changes of financial assets mainly result from regular adjustments of securities funds used to cover the value of existing employee time accounts in case of insolvency.

In 2005, the Company made acquisitions under finance leases in a volume of €32 thousand. These non-cash transactions are not included in the statement of cash flows.

In fiscal year 2005, the items "Repayments of current acquisition-related liabilities" and "Repayments of financial liabilities" totaling €1,959 thousand exclusively relate to the repayment of liabilities under finance leases.

Changes in the value of cash and cash equivalents resulting from the increase of key exchange rates are reported separately in the item "Effect of foreign exchange rate changes on cash and cash equivalents" (€5,632 thousand).

Software AG defines free cash flow as cash flow from operating activities less payments for property, plant and equipment. Organic cash flow results from eliminating special effects in accordance with the following table:

€ thousands	2005	2004
Net cash provided by operating activities	55,702	28,855
Investments in property, plant and equipment/ intangible assets	– 9,559	– 6,031
Investments in financial assets	– 698	– 846
Free cash flow	[redacted]	[redacted]
+ Repayment of factoring	+ 2,808	+ 11,200
+ Payments related to restructuring	+ 3,604	+ 23,429
– Tax refunds for prior periods	0	– 1,930
+ Tax backpayments for prior periods	+ 3,292	0
Organic cash flow	[redacted]	[redacted]

Segment report as of December 31, 2005

€ thousands	Northern Europe, USA	Southern and Western Europe	Central and Eastern Europe, Asia	Total regions	Central functions, R&D and elimination	Group total
Licensing	58,360	37,524	35,715	131,599	30	[redacted]
Maintenance	97,679	34,093	50,013	181,785	– 357	[redacted]
Professional services	23,378	69,114	31,964	124,456	– 1,718	[redacted]
Other	515	949	200	1,664	574	[redacted]
Total revenue	**179,932**	**141,680**	**117,892**	**439,504**	**– 1,471**	[redacted]
						[redacted]
Operating result (EBITA)	**54,180**	**9,864**	**20,157**	**84,201**	**12,204**	[redacted]
Net interest income						[redacted]
Earnings before taxes						[redacted]
Taxes						[redacted]
Net income						[redacted]
Minority interest						[redacted]
Net income attributable to Software AG shareholders						[redacted]
						[redacted]
Depreciation and amortization	1,883	1,744	972	4,599	3,338	[redacted]
Segment assets	267,724	100,184	36,144	404,052	195,285	[redacted]
Equity investments	0	724	0	724	0	[redacted]
Segment liabilities	88,524	33,741	18,176	140,441	65,908	[redacted]
Segment investments	4,257	8,248	10,301	22,806	5,834	[redacted]
Non-cash income	2,537	158	2,160	4,855	6,011	[redacted]
Non-cash expenses	17,541	13,121	6,986	37,648	26,796	[redacted]
						[redacted]
Employees	489	1,135	442	2,066	684	[redacted]

Segment report as of December 31, 2004						
€ thousands	Northern Europe, USA	Southern and Western Europe	Central and Eastern Europe, Asia	Total regions	Central functions, R&D and elimination	Group total
Licensing	49,720	32,290	32,560	114,570	- 356	[illegible]
Maintenance	100,252	31,378	51,547	183,177	- 612	[illegible]
Professional services	20,912	65,486	26,990	113,388	- 560	[illegible]
Other	476	503	262	1,241	523	[illegible]
Total revenue	171,360	129,657	111,359	412,376	- 1,005	[illegible]
Operating result (EBITA)	48,996	12,876	19,412	81,284	4,535	[illegible]
Income from the sale of equity investments					24,539	[illegible]
EBITA as reported in the income statement	48,996	12,876	19,412	81,284	29,074	[illegible]
Goodwill amortization		- 1,881		- 1,881		[illegible]
EBIT	48,996	10,995	19,412	79,403	29,074	[illegible]
Net interest income						[illegible]
Earnings before taxes						[illegible]
Taxes						[illegible]
Net income						[illegible]
Minority interest						[illegible]
Net income attributable to Software AG shareholders						[illegible]
Depreciation and amortization	2,909	3,427	715	7,051	4,101	[illegible]
Segment assets	254,478	75,359	26,350	356,187	154,498	[illegible]
Equity investments	0	721	0	721	0	[illegible]
Segment liabilities	77,177	30,317	17,974	125,468	61,615	[illegible]
Segment investments	824	1,702	452	2,978	3,341	[illegible]
Non-cash income	219	973	2,218	3,410	4,319	[illegible]
Non-cash expenses	16,017	6,266	5,611	27,894	10,369	[illegible]
Employees	475	898	416	1,789	649	[illegible]

Notes on segment reporting

Segment reporting is prepared in accordance with IAS 14 (Segment Reporting). Segmentation is defined along internal control and reporting lines in the Group. Since the parent company, Software AG, the research and development companies, SAG-IN and SAG-ISR, and the non-operational sub-holding, SIH, as well as the non-operational companies, SAG-MK, SQL and SAG-IRL, almost exclusively report inter-company sales, these companies were included in the column "Central functions, R&D and elimination."

Regions 2005:

(1) The Northern Europe/USA segment includes the SAG-USA Group (excluding revenues from sales partners in Israel, Japan and the Latin American division), SAG-CAN, SAG-UK, SAG-DK, SAG-N, SAG-S, SAG-SF, SAG-ZA as well as revenues from the sales partner in South Africa.

(2) The Southern and Western Europe segment includes SAG-E and its subsidiaries, SAG-P and SAG-ESYS, SAG-F, SAG-I, SAG-B, SAG-NL, SAG-TR, SAG-MEX as well as the Greece division of the company, SAG-ME, and the Latin American division of the SAG-USA Group. Starting in the second half of 2005, the Latin American division was replaced by a newly established company, SAG-LATAM and its subsidiaries, SAG-VEN, AZA, SAG-BRA, SAG-PUER as well as SAG-PAN and its subsidiaries, SINSA and SAG-CR.

(3) The Central and Eastern Europe/Asia segment includes SAG-D, SAG-ME (excluding revenues from the Greece division), SAG-PL, SAG-CS, SAG-A, SAG-CH, SAG-AUS (holding company), SAG-AUS, SAG-PHI, SAG-HK, SAG-SIN, SAG-AP, SAG-MAL and revenues from sales partners in Israel and Japan of the SAG-USA Group. Starting in the second quarter of 2005, this segment also included SAG-ISR and its subsidiary, SAG-ISRUS.

Content of the individual items reported:

- External sales represent sales of the regions outside the Group. Since there are no significant inter-segmental relationships, internal and external sales have not been reported separately.
- The key performance indicator for segments is "operating EBITA", which represents the net income for the period before interest, taxes, extraordinary items and goodwill amortization.
- Segment assets are comprised of non-current assets (intangible assets, property, plant and equipment, investments in associated companies) and current assets (excluding cash on hand, bank balances and current securities as well as intra-group receivables and income tax receivables). Goodwill is allocated to the segments.
- Segment liabilities relate to non-interest-bearing liabilities (excluding financial liabilities, income tax liabilities and intra-group liabilities).
- Segment investments relate to tangible and intangible assets as well as equity investments.
- Depreciation and amortization relate to segment assets allocated to the individual business areas.

Other disclosures

Market risk and the use of derivative financial instruments

As an internationally operating company, Software AG is active in a variety of currency zones and therefore subject to exchange rate risks. Management continuously monitors these risks. Derivative financial instruments are used according to internal guidelines in order to reduce risks arising from changes in interest rates, exchange rates or the value of financial investments. Hedging transactions using derivatives are only entered into to cover existing risk positions or business events that are highly likely to materialize.

a) Interest rate risks

The Company is subject to interest rate fluctuations. Since there are no loan liabilities, interest rate risks only apply to cash and cash equivalents held by the Group.

Changes in the market interest rates result in changes in net interest income due to the focus on financial investments with short-term maturities and investments. In order to mitigate this dependency, interest rate derivatives, primarily forward rate agreements, are used to a limited degree. These are measured at their market value, with changes being recognized in profit or loss.

b) Exchange rate risks

In order to hedge the risk of future fluctuations in exchange rates, the Company enters into currency forward and currency option transactions. Foreign currency receivables and liabilities are offset if possible, and only the remaining net exposure is hedged. Expected cash flows are also hedged in accordance with internal guidelines.

Hedging transactions are measured at their market value. The amounts are reported in the balance sheet under other assets/current liabilities. Changes in the market value of derivative financial instruments designated to hedge future foreign currency cash flows are reported under other reserves until the hedged item has to be recognized in income. The ineffective portions of cash flow hedges as well as changes in the value of hedging instruments which do not meet the requirements of hedge accounting are recognized in profit or loss for the year in which they are incurred.

c) Risk of changes in value

In line with the Group's policy, assets are controlled in terms of maturity, interest type and rating such that the Company does not expect any significant fluctuations in value.

d) Credit risk

Software AG is exposed to default risk if contracting parties fail to meet their obligations. All financial instruments are entered into with banks with very good credit ratings. The Company considers the default risk of our business partners to be extremely low.

Volume and measurement of derivative financial instruments

The following tables show the transaction volumes as well as the market values of the derivatives as of December 31, 2005 and 2004. The market values of these financial instruments are determined on the basis of the values provided by the relevant banks and correspond to the replacement costs as of the balance sheet date.

Effects on income/expense resulting from the market valuation of financial instruments:

Financial instruments (fair value hedges)

€ thousands	Currency	Transaction volume		Positive market value		Negative market value	
		2005	2004	2005	2004	2005	2004
Forward currency contracts	USD	2,458	1,668	0	107	70	0
Currency options	USD	2,492	0	21	0	0	0
Forward rate agreements	EUR	0	10,000	0	8	0	0

The financial instruments presented in the table above are designated as hedges of the fair value of recognized assets or liabilities. Changes in the fair value are recognized in profit or loss.

In addition, the Company has entered into hedges for forecast transactions (cash flow hedges). The changes in the fair value of such financial instruments are reported under other reserves. As soon as the expected hedged item has been realized, the changes in the fair values reported under other reserves are reclassified and recognized in profit or loss.

Effects on other reserves resulting from the market valuation of financial instruments:

Financial instruments (cash flow hedges)

€ thousands	Currency	Transaction volume		Positive market value		Negative market value	
		2005	2004	2005	2004	2005	2004
Forward currency contracts	GBP	0	500	0	5	0	0
	USD	9,885	13,186	9	1,196	164	0

Currency options exclusively consist of unstructured EURO put options, so-called "plain vanilla options."

The maximum default risk from existing hedging transactions is equivalent to the market values recognized in the balance sheet.

All financial instruments have a remaining term of less than one year.

Derivative financial instruments are exclusively used to hedge existing or expected interest rate, currency or other market risks.

Financial investment policy
Software AG follows a conservative approach with regard to its financial investments. The Company primarily acquires time deposits and short-term fixed-income securities with a credit rating of at least "investment grade". The average return on capital invested was approx. 3.5 percent in fiscal year 2005.

Legal proceedings
The following legal proceedings were pending in 2005:

1.) Israeli software company vs. Software AG
Software AG took over global product distribution for an Israeli software company in 1988. The relevant sales agreement ended in 1991. The parties negotiated a subsequent agreement running over a longer period of time. However, the agreement was not concluded. Product distribution was continued during this period under mutual agreement until 1996, when the business relationship was finally terminated.

After termination of the business relationship, the Israeli company claimed payment of license fees and damages due to the failure to complete the successor agreement and the alleged improper termination of the business relationship. The plaintiff brought the case before the International Court of Arbitration and sued for millions. The legal dispute was settled in January 2005. The amount to be paid in settlement was recognized in its full amount in the 2004 financial statements.

2.) Software AG Inc. and Software AG vs. a U.S. software company
Software AG Inc. and Software AG filed a complaint against a U.S. software company in July 2003 seeking damages and a permanent injunction for a violation of a patent granted to Software AG in 1994 after out-of-court negotiations had failed. In November 2004, the defendant company in turn filed a complaint alleging a patent violation before the U.S. District Court of Alexandria. The case was settled in April 2005. The claims of both parties under the alleged patent infringements were offset against each other. This settlement did not adversely impact income of Software AG.

Operating leases

Rental agreements or operating leases in the Group primarily relate to office space, vehicles and IT equipment. The lease payments under operating lease contracts are recognized as an expense over the term of the lease.

€ thousands	Up to 1 year	1 - 5 years	More than 5 years	Total
Contractually agreed payments	11,118	25,905	17,815	54,838
Expected income from subleases	369	60	79	508

Contingent liabilities

As of December 31, 2005, no provisions were recognized for the following contingent liabilities, expressed at nominal value, because it appeared unlikely that claims would be asserted:

€ thousands	2005	2004
Guarantees	8,113	4,361
Other	1,317	930
		[illegible]

Seasonal influences

Revenues and pre-tax earnings were distributed over fiscal year 2005 as follows:

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	2005
Total revenue	100,284	110,482	103,693	123,574	438,033
in % of annual revenue	22.9	25.2	23.7	28.2	100.0
Earnings before taxes	19,156	27,821	24,630	29,534	101,141
in % of net income for the year	18.9	27.5	24.4	29.2	100.0

The distribution of revenues was similarly structured in previous years, primarily due to the purchasing behavior of our customers. As a result, the Company expects that the revenue and earnings development will have a similar structure in the future.

Notes on significant business events

1. Payments related to restructuring

In 2005, a total of €3,604 thousand was paid for restructuring measures. This amount was included in the restructuring provisions of €30,682 thousand recognized for this purpose in fiscal year 2003.

2. Licensing of non-exclusive source code rights

In the third quarter of 2005, Software AG granted a customer a non-exclusive source code right related to one of its products. The Company generates licensing revenue of €3.3 million on the basis of this agreement.

3. Acquisition of Sabratec Ltd. Israel

Components of purchase price: Software AG acquired 100 percent of the shares in Software AG Israel (formerly Sabratec Ltd., Israel) and its subsidiary, Sabratec Technologies, Inc., USA, effective as of February 3, 2005. The fixed purchase price including ancillary costs for 100 percent of the shares was €6,159 thousand. In addition, the purchase price includes a variable portion based on future sales. In initial consolidation, this variable portion was estimated at €2,803 thousand. Ancillary costs reflected fees paid for legal and tax advice as well as auditing fees. The first fix purchase price payment in the amount of €5,720 thousand was made at the time of acquisition. A further installment amounting to €245 thousand was made on June 2, 2005.

The purchase price was paid for the balance of the following assets and liabilities:

€ thousands	Preliminary carrying amount	Revised carrying amount	Deviation	Carrying amount before acquisition
Cash and cash equivalents	342	342		342
Trade receivables and other current assets	1,120	1,120		1,120
Intangible assets – software	1,900	2,029	129	0
Intangible assets – customer base	500	533	33	0
Goodwill	3,250	6,209	2,959	0
Property, plant and equipment	92	92		92
Non-current financial assets	3	3		3
Deferred tax assets	519	519		519
Trade payables and other current liabilities	– 182	– 182		– 182
Non-current liabilities	– 616	– 616		– 616
Deferred tax liabilities	– 958	– 1,022	– 64	0
Deferred income	– 48	– 48		– 48
Currency translation differences	– 17	– 17		– 17
Purchase price (fixed portion)	6,159	6,159		0
Purchase price (estimated variable portion based on future sales)	2,803	2,803		0
Total purchase price	5,909	8,962	3,053	0
Carrying amount of the assets acquired				1,213

Initial consolidation pursuant to IFRS 3.62: As a result of the close proximity in time between the date of acquisition (February 3, 2005) and the balance sheet date of the quarterly financial statements (March 31, 2005), initial consolidation of Software AG Israel was made on the basis of preliminary carrying amounts. In the third quarter of 2005, the amounts so determined were revised, resulting in deviations from the amounts stated in the report for the first quarter of 2005. These final carrying amounts were also used in the financial statements as of December 31, 2005.

The deviations resulted primarily from sales of products of the acquired company which exceeded initial expectations. Therefore, the carrying amounts for the sales-dependent portion of the purchase price were increased.

Goodwill: Since Sabratec has an excellent reputation in the market for integration technology and mainframe modernization and since it was possible to retain the company's excellent software development team following the acquisition, it was necessary to recognize goodwill. There was no evidence of other factors contributing to goodwill.

Contribution to earnings since the date of acquisition (February 3, 2005): Since the date of acquisition, the acquired company, Software AG Israel, has contributed €277 thousand to Software AG Group's earnings for fiscal year 2005.

Contribution to sales and earnings in initial consolidation on January 1, 2005: Software AG Group revenues arising from sales of Sabratec products are primarily reported in the financial statements of the sales companies. The relevant share of these sales reported by Software AG Israel (previously Sabratec Ltd., Israel) amounted to €903 thousand in fiscal year 2005. If this company had been part of the Software AG Group since January 1, 2005, it would have contributed €277 thousand to the Group's net income.

Expenses in connection with the acquisition of Software AG Israel: The software products ApplinX and Guidance capitalized in connection with the acquisition of Software AG Israel will be amortized over a period of five years. This resulted in amortization expenses of €399 thousand in 2005. Expenses resulting from the amortization of the acquired customer base over a period of five years came to €105 thousand in fiscal year 2005.

The deferred tax liabilities related to the accounting treatment of the software and the customer base are being reversed in line with the amortization period of five years. This has resulted in deferred tax assets of €201 thousand for fiscal year 2005. No other income or expense from the consolidation was incurred, nor is any such income or expense anticipated for the future.

4. Acquisition of the APS Group

On June 29, 2005 (closing date), the Company acquired the six companies of the APS Group in Central and South America. Two of these companies are located in Venezuela (SAG Venezuela, formerly Análisis Programación y Software, C.A. (APS) and A. Zancani & Asociados, C.A. (AZA)), two in Panama (SAG Panama, formerly Soluciones de Integración de Negocios, S.A. (SINSA) and its subsidiary, Soluciones de Integración Movil, S.A. (SINSA MOVIL)), and one company each in Costa Rica (another subsidiary of SINSA, SAG Costa Rica, formerly Soluciones de Integración Movil, S.A. (SINSA Costa Rica)) and in Puerto Rico (SAG PTO.RICO, formerly XML Partners, Inc. (XML)).

Components of purchase price: The fixed purchase price including ancillary costs for 100 percent of the shares was €4,102 thousand. In addition, the purchase price contains a variable portion based on future sales and earnings. In initial consolidation, this portion was estimated at €1,065 thousand. The first purchase price payment in the amount of €2,187 thousand was made at the time of acquisition. A further installment amounting to €78 thousand was made on August 16, 2005.

The purchase price was paid for the balance of the following assets and liabilities:

€ thousands	Preliminary carrying amount	Revised carrying amount	Deviation	Carrying amount before acquisition
Cash and cash equivalents	829	806	– 23	806
Other securities	119	116	– 3	116
Trade receivables and other current assets	1,707	1,422	– 285	1,422
Intangible assets – customer base	1,780	1,780	0	0
Goodwill	3,978	4,531	553	0
Property, plant and equipment	343	318	– 25	318
Deferred tax assets	4	4	0	4
Trade payables and other current liabilities	– 3,176	– 2,923	253	– 2,923
Financial liabilities	– 147	– 146	1	– 146
Deferred tax liabilities	– 710	– 710		
Deferred income	– 60	– 32	28	– 32
Currency translation differences	– 41	1	42	– 20
Purchase price (fixed portion)	4,126	4,102	– 24	0
Purchase price (estimated variable portion based on future sales and earnings)	500	1,065	565	0
Total purchase price	4,626	5,167	541	0
Carrying amount of the assets acquired				– 115

Initial consolidation pursuant to IFRS 3.62: As a result of the close proximity in time between the date of acquisition (June 29, 2005) and the balance sheet date of the quarterly financial statements (June 30, 2005), initial consolidation of the APS Group was made on the basis of preliminary carrying amounts. The final figures were recognized in the annual financial statements.

Goodwill: It was necessary to recognize goodwill due to the good market positions of these companies and the possibility of leveraging these positions to penetrate new market segments.

Customer base: It was necessary to recognize the customer base in initial consolidation since these established sales companies have distributed Software AG's products in South and Central America for more than 25 years and have more than 50 key accounts in the financial services, production, oil and mining industries as well as in the public sector.

Contribution to earnings since the date of acquisition (June 29, 2005): The companies acquired by the APS Group have contributed €791 thousand to Software AG Group's earnings since the date of acquisition.

Contribution to sales and earnings in initial consolidation on January 1, 2005: If the APS Group had been part of the Software AG Group since January 1, 2005, it would have contributed €5,861 thousand to Group sales and €2,291 thousand to the Group's net income for fiscal year 2005.

Expenses in connection with the acquisition of the APS Group: The customer base capitalized in connection with the acquisition of the APS Group will be amortized over a period of five years. In the year under review, expenses related to the amortization of the customer base came to €187 thousand. The deferred tax liabilities resulting from the accounting treatment of the customer base are being reversed in line with the amortization period of five years. This has resulted in deferred tax assets of €75 thousand for fiscal year 2005. No other income or expense from the consolidation was incurred, nor is any such income or expense anticipated for the future.

5. Acquisition of Casabac Technologies GmbH and its subsidiary

With effect from August 1, 2005, Software AG acquired all the shares of Casabac Technologies GmbH in Bammental near Heidelberg, Germany, including its U.S. subsidiary, Casabac Technologies, Inc. Founded in 2001, Casabac specializes in software for designing interactive, web-based interfaces. The Casabac GUI Server is used by approximately 100 organizations as a core technology for developing web-enabled enterprise applications.

Components of purchase price: The fixed purchase price including ancillary costs for 100 percent of the shares was €1,531 thousand. In addition, the purchase price contains three variable portions based on sales. These variable portions are to be paid from 2007 to 2009 and shall not exceed a total of €1.131 thousand on a discounted basis. The first purchase price payment was made on August 1, 2005.

The purchase price was determined for the balance of the following assets and liabilities:

€ thousands	Preliminary carrying amount	Revised carrying amount	Deviation	Carrying amount before acquisition
Cash and cash equivalents	53	53		53
Trade receivables and other current assets	79	70	– 9	70
Intangible assets – software	688	688		0
Intangible assets – customer base	46	46		0
Goodwill	2,116	2,146	30	0
Property, plant and equipment	1	1		1
Trade payables and other current liabilities	– 28	– 49	– 21	– 49
Deferred tax liabilities	– 293	– 293		0
Fixed purchase price incl. ancillary costs	1,531	1,531		0
Purchase price (estimated variable portion based on future sales and earnings)	1,131	1,131		0
Total purchase price	2,662	2,662		0
Carrying amount of the assets acquired				75

Initial consolidation pursuant to IFRS 3.62: As a result of the close proximity in time between the date of acquisition (August 1, 2005) and the balance sheet date of the quarterly financial statements (September 30, 2005), initial consolidation of Casabac Technologies GmbH and its subsidiaries was made on the basis of preliminary carrying amounts. The final figures were recognized in the annual financial statements.

Goodwill: This technology-related acquisition represents a further step in the expansion of our Integration and Business Process Management business. Casabac's Java-based technology will further expand the application possibilities and increase the attractiveness of Software AG's integration solutions. Furthermore, the product range of the XML Business Integration line will be expanded. As a result, it was necessary to recognize goodwill.

Customer base: The Casabac GUI Server is used by more than 100 organizations as a core technology for developing web-enabled enterprise applications. Software AG and Casabac have been cooperating since mid-2004. For these reasons, it was necessary to recognize the customer base in initial consolidation.

Contribution to earnings since the date of acquisition (August 1, 2005): The employees of Casabac were taken over by Software AG as of August 1, 2005. Casabac has discontinued its operating activities since its products are now directly marketed by Software AG companies. As a result, the company will no longer contribute to Group earnings. The remaining shell company was merged in the fourth quarter with Software AG, retrospectively effective as of August 1, 2005.

Contribution to sales and earnings in initial consolidation on January 1, 2005: If Casabac had been part of the Software AG Group since January 1, 2005, it would have contributed €295 thousand to Group sales and €45 thousand to the Group's net income for fiscal year 2005.

Expenses in connection with the acquisition of Casabac: The software products capitalized in connection with the acquisition of Casabac will be amortized over a period of five years. This resulted in amortization expenses of €57 thousand in 2005. Amortization resulting from the acquired customer base over a period of five years led to amortization expenses of €4 thousand in 2005. The deferred tax liabilities related to the accounting treatment of the software and the customer base are being reversed in line with the amortization period of five years. This has resulted in deferred tax assets of €24 thousand for fiscal year 2005.

Employees

As of December 31, 2005, the effective number of employees (i.e. part-time employees are taken into account on a pro-rata basis only) by employee qualification was as follows:

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Professional services	1,106	954
Administration and other	580	536
Sales	379	310
Research and development	377	323
Customer service	132	154
Marketing	84	85
Executive staff	92	76
	[illegible]	2,438

The average absolute number of employees (i.e., part-time employees are recorded in full) of the Software AG Group in 2005 was 2,717 (2004: 2,512).

In absolute terms, the Group employed 2,836 people (2004: 2,505) as of the balance sheet date.

Personnel expenses

Personnel expenses in fiscal years 2005 and 2004 were as follows:

€ thousands	Dec. 31, 2005	Dec. 31, 2004
Wages and salaries	178,140	163,616
Social security contributions	29,942	27,535
Pensions	5,457	5,195
	[illegible]	196,346

Stock option plans

Software AG has different stock option plans for members of the Executive Board, officers and other Group employees. This resulted in personnel expenses of €1,054 thousand in 2005 due to the transition regulations set out in IFRS 2.

1. Stock option plan for Executive Board members, officers and employees

As of December 31, 2005, a total of 23,901 subscription rights had been issued to officers. Members of the Executive Board do not hold any options from this program. The number of options decreased by 197,096 compared to December 31, 2004 as a result of the options exercised by officers and former members of the Executive Board during the third and fourth quarter 2005.

In addition, 57,282 subscription rights were granted to the other employees of the Software AG Group as of December 31, 2005. Compared to December 31, 2004, the number of subscription rights of the other employees as of December 31, 2005 decreased by 328,293 due to employee fluctuation and by 572,161 due to the options exercised during the third and fourth quarter 2005.

The options have a term of seven years from the time of issue. They may be exercised on a quarterly basis after publication of the annual results, the semi-annual results or the quarterly results. In addition, the options may only be exercised during their term, which commences after a 24-month waiting period following the date of granting the options.

When exercising an option, the subscription price per share is €28.12. In order for the options to be exercised, the following three conditions must be met:

(1) The Group's profit from ordinary activities as reported under the German Commercial Code (HGB) must have increased by a total of 30 percent in the years 1997 to 1999.

(2) The Group's profit from ordinary activities must be equivalent to at least 10 percent of revenue in the year prior to exercise of the option.

(3) The share price must exceed the minimum price of €30 per share at the time the option is exercised.

The first condition was fulfilled based on the results achieved in the years from 1997 to 1999. The return on sales of 27 percent in fiscal 2004 fulfilled the second criteria. The third condition was met based on the excellent performance of Software AG's shares in fiscal year 2005.

As a result, 850.440 stock options were exercisable in the third quarter 2005, 666.605 of which were exercised at an average share price €37.02. A further 102,652 stock options were exercised in the fourth quarter. The market price of the shares exercised during the fourth quarter averaged €40.03. The remaining 81,183 options may be exercised until July 31, 2008.

The stock option program led to personnel expenses of €195 thousand in fiscal year 2005. The 150,267 stock options granted after November 7, 2002 were measured in accordance with the transition regulations set out in IFRS 2.53, recognized as personnel expenses of €195 thousand and taken to the capital reserve. The remaining 700,173 stock options had been issued prior to November 7, 2002 and were not measured in accordance with IFRS 2.53.

The underlying average market value of the options was determined to be €3.28 per stock option on the basis of the Black-Scholes model.

The calculation was based on the following parameters:

Expected average term until exercise of the options (in years)	2.8
Risk-free interest rate	2.81 %
Expected volatility for three years as of the valuation date	50 %
Expected dividend yield	3 %
Weighted average share price upon exercise	16.84 Euro
Exercise price	28.12 Euro

The calculation of the average term until the exercise of the options was based on experience with previously exercised options. This calculation took into account the previous average holding periods of the employee options as well as expected future share price development.

The expected volatility was calculated as the average three-year volatility of Software AG's shares as of the dates the options were granted.

No additional parameters were used for the calculation of fair value other than the market conditions described above.

2. Stock option plan for Executive Board members and officers

As of December 31, 2005, a total of 125,875 subscription rights had been issued to Executive Board members, and 663,300 subscription rights had been issued to officers; these subscription rights could not, however, be exercised prior to December 31, 2005. In fiscal year 2005, 37,500 stock options (37,500 of which in the fourth quarter) issued to members of the Executive Board were withdrawn since they left the Company. 140,775 subscription rights were issued to officers. 43,500 stock options (21,500 of which in the fourth quarter 2005) were withdrawn due to employee turnover. Based on the new compensation model, which took effect on January 1, 2005, no further subscription rights were issued in 2005.

The subscription price per share upon exercise of the option corresponds to the average price in the XETRA closing auction over the last five trading days on the Frankfurt Stock Exchange prior to the date of the offer to grant the subscription rights.

In order for the options to be exercised, the following two conditions must be met:

(1) In the fiscal year preceding exercise of the options, the Group's revenue must have increased by at least 10 percent over the previous year.

(2) The Group's profit from ordinary activities must be equivalent to at least 10 percent of the revenue in the year prior to exercise of the option.

Terms, waiting periods and exercise intervals correspond to the conditions of the first stock option plan.

No stock options could be exercised in fiscal year 2005 given that the criteria for the second stock option plan were not met. If the Company manages to fulfill the criteria of the second stock option plan, 456,660 stock options of a total of 789,175 stock options issued are expected to be exercised by December 31, 2007. Of the remaining stock options, 269,715 stock options have not been measured due to expectations of eligible employees leaving the Company.

A further 62,800 stock options had been issued prior to November 7, 2002 and were not measured in accordance with the transition regulations set out in IFRS 2.53. The remaining options of the second stock option plan may be exercised by December 31, 2011.

The stock option program led to personnel expenses of €859 thousand in fiscal year 2005. This amount was taken to the capital reserve.

The underlying average market value per option determined on the basis of the Black-Scholes model was €6.80.

The measurement was based on the following parameters:

Expected average term until exercise of the options (in years)	4.0
Risk-free interest rate	3.58 %
Expected volatility for four years as of the valuation date	50 %
Expected dividend yield	3 %
Weighted average share price upon exercise	17.05 Euro
Exercise price	16.93 Euro

The calculation of the average term until the exercise of the options was based on experience with previously exercised options. This calculation took into account the previous average holding periods of the employee options as well as expected future share price development.

The expected volatility was calculated as the average four-year volatility of Software AG's shares as of the dates the options were granted.

No additional parameters were used for the calculation of fair value other than the market conditions described above.

Remuneration of Executive Board and Supervisory Board members
Starting in fiscal 2005, Executive Board remuneration was restructured and is now geared even more closely to Company profits.

Since January 1, 2005, two-thirds of the remuneration has been directly linked to revenue, earnings and other Company targets. A portion of the variable remuneration is paid as a long-term component on the basis of a phantom share plan. Under this program, the portion accruing for the fiscal year 2005 is converted into virtual (phantom) shares using the average share price for Software AG stock in February 2006 less 10 percent. The resulting number of shares will become due in three identical tranches with terms of one, two and three years.

As of the due dates in March 2007, 2008 and 2009 the number of phantom shares is multiplied with the then applicable average share price for February of the relevant year. This amount is adjusted in accordance with the amount (measured in percent) by which the shares outperform or underperform the TecDAX30 index and will be paid to the members of the Executive Board.

The members of the Executive Board will receive an amount per phantom share equal to the dividends paid to Software AG shareholders until payment of a phantom share tranche.

The stock option plan previously in effect will not be continued.

The remuneration of former Executive Board members totaled €2,091 thousand.

Pension provisions for former Executive Board members amounted to €2,888 thousand. Remuneration of active Executive Board members for fiscal 2005 is composed as follows:

in €	Fixed remuneration	Variable remuneration/ bonus	Long-term components	Other remuneration components
Karl-Heinz Streibich (Chief Executive Officer)	360,000.00	1,037,027.37	532,295.92	25,824.62
Christian Barrios Marchant	231,999.96	542,082.05	319,612.60	21,830.54
Mark Edwards	236,148.72	594,365.11	372,965.84	65,55[illegible].58
Dr. Peter Kürpick[1]	150,000.03	447,655.73	334,569.66	12,134.72
Alfred Pfaff[2]	41,666.66	61,813.79	39,767.23	2,897.84
Andreas Zeitler[3]	149,978.96	300,000.00	0.00	14,068.24
Arnd Zinnhardt	226,746.64	652,257.18	460,481.83	21,614.84

[1] since April 1, 2005 [2] since November 1, 2005 [3] until August 22, 2005

Total remuneration for members of the Executive Board amounted to €7,255 thousand in the year under review.

Remuneration of Supervisory Board members for fiscal 2005 is composed as follows:

in €	Fixed remuneration	Variable remuneration	Remuneration for committee activities
Frank F. Beelitz (Chairman)	20,000.00	40,000.00	11,500.00
Karl Heinz Achinger (Deputy Chairman)	15,000.00	30,000.00	8,500.00
Dr. Andreas Bereczky	10,000.00	20,000.00	[illegible]
Justus Mische	10,000.00	20,000.00	7,500.00
Monika Neumann	10,000.00	20,000.00	6,000.00
Reinhard Springer	10,000.00	20,000.00	1,500.00

Total remuneration for members of the Supervisory Board amounted to €260 thousand in the year under review.

Auditors' fees

General and administrative expenses include auditor's fees for BDO Deutsche Warentreuhand AG totaling €351 thousand. €246 thousand of this amount relate to the audit of the domestic companies' and the Group's financial statements; €105 thousand to tax advisory services.

Events after the balance sheet date
Effective as of February 23, 2006 the new subsidiary Software AG Ltd. Japan was established with a share capital of €72 thousand.

On February 28, 2006, the new crossvision Integration Suite was presented to the public. This entails a rebranding of XMLi business line and all related crossvision products.

Declaration of compliance with the German Corporate Governance Code
The Company published the declaration of compliance in accordance with the German Corporate Governance Code and Section 161 of the German Stock Corporation Act on February 23, 2006.

Date and authorization for issue
Software AG's Executive Board approved the consolidated financial statements on February 28, 2006.

Members of the Supervisory Board:

Frank F. Beelitz
Chairman

Independent investment banker
(Beelitz & Cie., Frankfurt am Main)
resident of Bad Homburg v.d.H.

Supervisory Board seats:

- Member of the Supervisory Board Syntec Capital AG, Munich
- Member of the Supervisory Board Südwestbank AG, Stuttgart
- Member of the Board of Directors Eon Labs. Inc., New York, N.Y., USA (until June 30, 2005)

Karl Heinz Achinger
Graduate in business administration
Deputy Chairman

Independent management consultant
resident of Seefeld

Supervisory Board seats:

- Member of the Supervisory Board Magix AG, Munich
- Member of the Supervisory Board Dosch & Amand Systems AG, Munich-Unterföhring (until February 1, 2005)
- Member of the Supervisory Board Euro-Product-Services AG, Munich-Unterföhring (since August 12, 2005)
- Member of the Supervisory Board RWE Systems AG, Dortmund
- Member of the Supervisory Board TDS Informationstechnologie AG, Neckarsulm

- Member of the Supervisory Board teleson AG, Munich
- Chairman of the Supervisory Board Tiscon AG, Neu-Ulm (until June 29, 2005)

Dr. Andreas Bereczky
Director of Production ZDF, Mainz
resident of Eschweiler

Supervisory Board seats:
- Member of the Supervisory Board gedas operational services GmbH & Co. KG, Frankfurt am Main (since July 1, 2005)

Justus Mische
Graduate in business administration
resident of: Kelkheim/Ts.

Supervisory Board seats:
- Member of the Supervisory Board Altana AG, Bad Homburg v.d.H.
- Chairman of the Supervisory Board B. Braun Melsungen AG, Melsungen

Monika Neumann
Employee representative
Employee of SAG Systemhaus GmbH
Chairman of the General Works Council
resident of Schliersee

Supervisory Board seats: none

Reinhard Springer
Employee representative
Employee of Software AG
Global Information Services Department
resident of Fränkisch-Crumbach

Supervisory Board seats: none

Members of the Executive Board:

Karl-Heinz Streibich
Chief Executive Officer
Graduate engineer in communications engineering
resident of Radolfzell

Supervisory Board seats: none

Christian Barrios Marchant
Member of the Executive Board
Executive MBA
resident of La Moraleja, Alcobendas, Madrid, Spain

Supervisory Board seats:
- Member of the Board of Directors Visual Century S.A., Barcelona, Spain

Mark Edwards
Member of the Executive Board — Businessman
resident of Buckhurst Hill, Essex, UK

Supervisory Board seats:
- Member of the Board of Directors (Company Secretary) Claremont Consulting Ltd., London, UK (until June 15, 2005)

Dr. Peter Kürpick
Member of the Executive Board (since April 1, 2005) — Physicist
resident of Frankfurt am Main
Supervisory Board seats: none

Alfred Pfaff
Member of the Executive Board (since November 1, 2005) — Degree in electrical engineering
resident of Bodenheim
Supervisory Board seats: none

Andreas Zeitler
Member of the Executive Board (until August 22, 2005) — Businessman
resident of Kelkheim/Ts.
Supervisory Board seats: none

Arnd Zinnhardt
Member of the Executive Board — Graduate in business administration
resident of Kelkheim/Ts.
Supervisory Board seats: none

Darmstadt, February 28, 2006
Software AG

K.-H. Streibich — C. Barrios Marchant

M. Edwards — A. Pfaff

A. Zinnhardt — Dr. P. Kürpick

Auditors' report

We have audited the consolidated financial statements prepared by Software Aktiengesellschaft and consisting of the balance sheet, the income statement, the presentation of recorded income and expenses, the cash flow statement and the notes to the consolidated financial statements of Software Aktiengesellschaft, Darmstadt, as well as the report on the Group's position and the position of Software Aktiengesellschaft for the financial year from 1 January 2005 to 31 December 2005. The preparation of the consolidated financial statements and the report on the Group's position and the position of Software Aktiengesellschaft in accordance with IFRS as approved by the EU and the supplementary provisions defined in Section 315a (1) HGB are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and the report on the Group's position and the position of Software Aktiengesellschaft on the basis of the audit performed by us.

We conducted our audit of the consolidated financial statements in accordance with Section 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). These German audit standards require that we plan and perform the audit so that misstatements materially affecting the presentation of net assets, financial position and results of operations in the consolidated financial statements in accordance with German accounting principles and the report on the Group's position and the position of Software Aktiengesellschaft are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the consolidated financial statements and the report on the Group's position and the position of Software Aktiengesellschaft are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of companies included in the consolidated financial statements, the definition of the consolidated group, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the report on the Group's position and the position of Software Aktiengesellschaft. We believe that our audit provides a reasonable basis for our opinion. Our audit has not led to any reservations.

Our evaluation based on information arising from our audit indicates that the consolidated financial statements were prepared in accordance with IFRS as applied in the EU, and in compliance with the supplementary provisions of Section 315a (1) HGB. The consolidated financial statements present a true and fair view of the net assets, financial position and results of the Group. The report on the position of the Group and the position of Software Aktiengesellschaft is consistent with the consolidated financial statements. As a whole, it provides a suitable understanding of the Group's position and suitably presents the opportunities and risks of future developments.

Frankfurt am Main, 28 February 2006

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

sgd. Schumacher — sgd. Dr. Rosien
Wirtschaftsprüfer — Wirtschaftsprüfer

At a glance

Imprint

Publisher:
Software AG

Susanne Eyrich
VP Corporate Communications

Tel: +49 61 51-92-0
Fax +49 61 51-92-1191
E-Mail: press@softwareag.com

Financial Calendar*

March 13	Corporate Conference – CeBIT 2006, Small and MidCap Day, Hanover, Germany
March 14	UBS Global Software & IT Services Conference, London, UK
April 28	Q1 2006 Financial Figures
May 12	Annual General Meeting, Frankfurt/Main, Germany
May 31	9th German Corporate Conference, Deutsche Bank AG, Frankfurt, Germany
June 06	9th Pan-European Technology, Media and Telecommunications Conference, Merrill Lynch, London, UK
June 07	European Small & MidCap Conference, Crédit Agricole Cheuvreux S.A., London, UK
July 28	Q2/H1 2006 Financial Figures
September 27 – 28	HVB German Investment Conference, Munich, Germany
October 27	Q3 2006 Financial Figures
November 15 – 17	6th Annual Technology, Media & Telecoms Conference, Morgan Stanley, Barcelona, Spain
November 27 – 29	German Equity Forum, Deutsche Börse AG, Frankfurt, Germany

Status: March 2006

For further details concerning Investor Relations Events please visit our homepage: www.softwareag.com/investor



Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-1191

www.softwareag.com

END